Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

NETSCREEN TECHNOLOGIES, INC.

NEON ACQUISITION CORP.

AND

NEOTERIS, INC.

OCTOBER 3, 2003

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 3, 2003 (the “Agreement Date”) by and among NetScreen Technologies, Inc., a Delaware corporation (“Acquirer”), Neon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acquirer (“Merger Sub”), and Neoteris, Inc., a Delaware corporation (the “Company”).

RECITALS

A. The Boards of Directors of Acquirer, Merger Sub and the Company have determined that the Merger is advisable and in the best interests of their respective companies and stockholders, have approved and declared advisable this Agreement and, accordingly, have agreed to effect the Merger provided for herein upon the terms and conditions of this Agreement.

B. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquirer’s willingness to enter into this Agreement, (i) the Company and each Company Stockholder listed on Exhibit A-1 is executing and delivering to Acquirer a voting agreement in the form of Exhibit A-2 (the “Voting Agreement”), (ii) each of the employees of the Company listed on Exhibit B-1 (the “Specified Employees”) is executing and delivering to Acquirer (A) an offer letter for employment with Acquirer in the form of Exhibit B-2 (each, an “Offer Letter”) or the Amendment and Assumption Agreement (as defined below) and (B) Acquirer’s standard employee invention assignment and confidentiality agreement in the form of Exhibit B-3 (each, a “Confidentiality Agreement”), each to be effective subject to the occurrence of and as of the Effective Time, (iii) each of the persons listed on Exhibit C-1 (the “Noncompeting Stockholders”) is executing and delivering to Acquirer a noncompetition agreement with Acquirer in the form of Exhibit C-2 (each, a “Noncompetition Agreement”), which agreements shall be effective subject to the occurrence of and as of the Effective Time, and (iv) each of the employees of the Company listed on Exhibit D-1 is executing and delivering to Acquirer an amendment and assumption agreement with respect to such employee’s employment agreement with the Company in the form of Exhibit D-3 (each, an “Amendment and Assumption Agreement”) and each of the employees of the Company listed on Exhibit D-2 is executing and delivering to Acquirer a vesting waiver agreement with respect to such employee’s options and/or shares of common stock of the Company in the form of Exhibit D-4 or Exhibit D-5 (each, a “Vesting Waiver Agreement”) (with all of the Amendment and Assumption Agreements to be executed and delivered by the employees listed on Exhibit D-1 and all of the Vesting Waiver Agreements to be executed and delivered by the employees listed on Exhibit D-2 being collectively referred to herein as the “Amendment Agreements”).

C. Acquirer, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to prescribe various conditions to their obligations under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

1.1 “Acquirer Ancillary Agreements” means the certificates required to be delivered by Acquirer pursuant to Sections 8.1, 8.2 and 8.9 and each agreement (other than this Agreement) that Acquirer is to enter into as a party thereto pursuant to this Agreement.

1.2 “Acquirer Average Price Per Share” means $22.44.

1.3 “Acquirer Common Stock” means the common stock, par value $0.001 per share, of Acquirer.

1.4 “California Law” means the California General Corporation Law.

1.5 “Cash Amount” means the quotient (calculated to the seventh decimal place) obtained by dividing (a) the Cash Consideration by (b) the Common Share Number.

1.6 “Cash Consideration” means $20.0 million.

1.7 “Certificate of Merger” means a certificate of merger, in such appropriate form as determined by the parties and in conformity with the requirements of the Delaware Law.

1.8 “Closing Consideration” means $265.0 million.

1.9 “Code” means the Internal Revenue Code of 1986, as amended.

1.10 “Common Conversion Number” means the quotient (calculated to the seventh decimal place) obtained by dividing (a) the Stock Consideration Per Share by (b) the Acquirer Average Price Per Share.

1.11 “Common Share Number” means, without duplication, the aggregate number of shares of Company Common Stock and any option, warrant, right or other security (including shares of Company Preferred Stock) exercisable or exchangeable for, or convertible into, shares of Company Common Stock, in each case, whether vested or unvested (each, on a fully exercised and converted to Company Common Stock basis), that are (or are deemed to be) issued and outstanding immediately prior to the Effective Time.

1.12 “Company Ancillary Agreements” means, collectively, the Closing Certificate, the Officers’ Certificate, the certificates required to be delivered by the Company pursuant to Sections 9.2, 9.3, 9.17 and 9.18, the Company Disclosure Letter, together with the Schedules thereto, and each agreement (other than this Agreement) that the Company is to enter into as a party thereto pursuant to this Agreement.

1.13 “Company Business” means the business of the Company as presently conducted and as proposed to be conducted.

1.14 “Company Capital Stock” means the outstanding shares of Company Common Stock, Company Preferred Stock and any other classes and series of common and preferred stock of the Company, in each case on a fully exercised and converted to Company Common Stock basis and as of the Effective Time, including all shares of such stock that are issuable upon the exercise of any outstanding convertible stock, options, warrants, securities and other rights thereto (whether or not such rights are vested or exercisable as of the Effective Time).

1.15 “Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

1.16 “Company Preferred Stock” means the Company Series A Preferred Stock, the Company Series B Preferred Stock and the Company Series C Preferred Stock.

1.17 “Company Series A Preferred Stock” means the Series A Preferred Stock, par value $0.0001 per share, of the Company.

1.18 “Company Series B Preferred Stock” means the Series B Preferred Stock, par value $0.0001 per share, of the Company.

1.19 “Company Series C Preferred Stock” means the Series C Preferred Stock, par value $0.0001 per share, of the Company.

1.20 “Company Stock” means the Company Common Stock and the Company Preferred Stock.

1.21 “Company Stockholders” means the record holders of issued and outstanding shares of Company Common Stock and Company Preferred Stock.

1.22 “Company Stockholder’s Pro Rata Share” means the quotient obtained by dividing (a) the number of shares of Company Common Stock held by a Company Stockholder at the Effective Time, by (b) the issued and outstanding shares of Company Common Stock held by all Company Stockholders at the Effective Time.

1.23 “Contract” means any contract, agreement, arrangement, commitment or undertaking.

1.24 “Delaware Law” means the Delaware General Corporation Law.

1.25 “Earnout Amount” means the amount calculated in accordance with the Earnout Schedule attached hereto as Schedule 2.6, subject to reduction as provided in Section 2.6.1 and in Section 11.4.

1.26 “Earnout Consideration Per Share” means the quotient (calculated to the seventh decimal place) obtained by dividing (a) the Earnout Amount by (b) the Common Share Number, minus the sum of (i) the number of Unvested Company Shares from which forfeited Unvested Acquirer Common Stock was converted or for which the Acquirer repurchased Acquirer Common Stock received in conversion thereof upon the termination of the relevant relationship (including employment or directorship) prior to payment of the Earnout Amount and

(ii) the number of shares of Company Common Stock (prior to conversion to shares of Acquirer Common Stock) subject to unvested assumed Company Options that were subsequently terminated prior to exercise and prior to the payment of the Earnout Amount.

1.27 “Effective Time” means the time that the parties hereto cause the Reverse Merger to be consummated by filing the Certificate of Merger with the Delaware Secretary of State in accordance with the Delaware Law or such later time as may be agreed in writing by the Company and Acquirer and specified in the Certificate of Merger.

1.28 “Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, claim, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

1.29 “Escrow Fund” means the Escrow Shares, any shares of Acquirer Common Stock or other equity securities issued or distributed by Acquirer (including shares issued upon a stock split, stock dividend, recapitalization or other similar event) in respect of Escrow Shares, and the Escrow Cash.

1.30 “Escrow Release Date” means the business day immediately following the date of the one-year anniversary of the Effective Time.

1.31 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.32 “GAAP” means United States generally accepted accounting principles.

1.33 “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

1.34 “knowledge” means, with respect to any party hereto, with respect to any fact, circumstance, event or other matter in question, that any of the officers or financial management personnel of such party (and, with respect to Section 3.13, that any of the persons engaged in a supervisory management role with respect to technology development activities for the Company) has actual knowledge of such fact, circumstance, event or other matter or has deemed knowledge of such fact, circumstance, event or other matter as hereinafter described. An individual shall be deemed to have knowledge of a particular fact, circumstance, event or other matter if (i) such fact, circumstance, event or other matter is reflected in one or more documents, written or electronic, that are or have been in such individual’s possession or that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such individual in the customary performance of such duties and responsibilities, or (ii) such knowledge could be obtained from reasonable inquiry of those persons employed by the Company or Acquirer (as the case may be) charged with administrative or operational responsibility for such matter for such party.

1.35 “Material Adverse Change” or “Material Adverse Effect,” when used with reference to any entity, means any event, change, violation, inaccuracy, circumstance, fact, or effect (regardless of whether or not such events, changes, violations, inaccuracies, circumstances, facts or effects constitute breaches of the representations or warranties made by such party in this Agreement) (collectively, an “Effect”) that has or is reasonably likely to have, individually or in the aggregate, a materially adverse effect on the condition (financial or otherwise), properties, assets (including intangible assets), business, operations or results of operations of such entity, taken as a whole with its subsidiaries or any controlled affiliates of such entity, except (i) with respect to Acquirer only, a change in the price of the publicly traded stock of Acquirer, in and of itself, and (ii) with respect to Acquirer or the Company, to the extent that any such Effect (A) proximately results from a change generally affecting the United States or world economy (provided that such change does not affect such entity in a disproportionate manner), or (B) proximately results from a change generally affecting the industries in which the affected entity operates (provided that such change does not affect such entity in a disproportionate manner), or (C) proximately results from the public announcement of this Agreement.

1.36 “Merger Sub Ancillary Agreements” means each agreement (other than this Agreement) that the Merger Sub is to enter into as a party thereto pursuant to this Agreement.

1.37 “Merger Sub Common Stock” means the common stock, par value $0.001 per share, of Merger Sub.

1.38 “person” means any individual, corporation (including any not-for-profit corporation), partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, entity or Governmental Authority.

1.39 “SEC” means the Securities and Exchange Commission.

1.40 “Securities Act” means the Securities Act of 1933, as amended.

1.41 “Stock Consideration” means $245.0 million.

1.42 “Stock Consideration Per Share” means the quotient (calculated to the seventh decimal place) obtained by dividing (a) the Stock Consideration by (b) the Common Share Number.

1.43 “subsidiary” of an entity means a corporation or other business entity in which such entity owns, directly or indirectly, at least a 50% interest.

1.44 “Termination Date” means December 31, 2003; provided, however, that if the California Commissioner notifies Acquirer or the Company of the California Commissioner’s determination not to grant the Hearing, not to permit the mailing of the Notice of Hearing and/or not to issue the Permit (or that any of the foregoing will be conditioned upon a material alteration to the terms of this Agreement, any exhibit or schedule hereto or the transactions contemplated hereby or thereby), then the Termination Date shall be April 30, 2004.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in the referenced Sections of this Agreement:

Defined Term	Referenced Section
Acquirer Disclosure Letter	Article 4
Acquirer ESPP	6.7
Acquirer Financial Statements	4.5
Acquirer Indemnified Person	11.2.1
Acquirer SEC Documents	4.5
Affidavit	7.2.2
Alternative Transaction	6.4
Amendment and Assumption Agreement	Recital B
Amendment Agreement	Recital B
Antitrust Laws	6.1.2
Applicable Laws	3.14.1
Balance Sheet	3.8
Balance Sheet Date	3.8
Basket	11.3.2
California Commissioner	6.8.1
California Securities Law	6.8.1
Capital Change	2.3
Channel Agreement	3.11(b)
Claim	11.5
Closing	7.1
Closing Certificate	9.1
Closing Consideration Per Share	2.2.2
Closing Date	7.1
Company Benefit Arrangements	3.16.4(a)
Company Certificates	7.2.2
Company Charter Documents	3.1
Company Disclosure Letter	Article 3
Company Financial Statements	3.8.1
Company IP Rights	3.13.1
Company IP Rights Agreements	3.13.1
Company-Licensed IP Rights	3.13.1
Company Management Rights Agreement	6.10
Company Material Agreements	3.11
Company Options	2.4
Company-Owned IP Rights	3.13.1
Company Participants	6.7
Company Plan	2.4
Company Product or Service	3.13.3
Company Rights Agreement	6.10
Company ROFR Agreement	6.10

Defined Term	Referenced Section
Company Source Code	3.13.9
Company Stockholder Approval	6.9.1
Company Voting Agreement	6.10
Company Websites	3.28
Confidentiality Agreement	Recital B
Contested Claim	11.8(b)
Damages	11.2.1
Dissenting Shares	7.3
Divestiture	6.1.3
Earnout Dispute Notice	2.6.1
Earnout Determination Date	2.6.2
Employee Bonus Pool	6.15
Environmental Law	3.21.2
Environmental Permits	3.21.1
ERISA	3.16.3
ERISA Affiliate	3.16.4(a)
Escrow Cash	2.5
Escrow Shares	2.5
Exchange Agent	7.2.2
Firm	2.6.1
Governmental Authority	3.3.2
Governmental Permits	3.14.3
GUST	3.16.4(b)
Hearing	6.8.1
Hearing Notice	6.8.1
Historical Audits	9.18
Information Statement	6.8.1
Intellectual Property	3.13.1
International Employee Plan	3.16.9
Inventory	3.24
Merger	2.1.3
Material of Environmental Concern	3.21.2
Noncompeting Stockholders	Recital B
Noncompetition Agreement	Recital B
Nondisclosure Agreement	6.5
Notice of Claim	11.5
Offer Letter	Recital B
Officer’s Certificate	9.9
Order	6.1.2
Other Employees	6.13
Permit	2.8.1
Permit Application	6.8.1
Permitted Encumbrance	3.10
Public Software	3.13.13

Defined Term	Referenced Section
Regulations	3.7.1
Release Date	11.1
Representative	11.4
Returns	3.7.1
Reverse Merger	2.1.1
Rights Agreement	6.12
SAS 100 Review	9.17
Second-Step Forward Merger	2.1.2
Second-Step Sub	2.1.2
Significant Customer	3.26
Significant Supplier	3.27
Specified Employees	Recital B
Subsidiary	3.2
Surviving Corporation	2.1.1
tax	3.7.2
Tendering Holder	7.2.2
Terminating Party	10.2.6
Third-Party Claim	11.5(b)
Third-Party Product Technology	3.13.5
Unvested Company Shares	2.2.6
Vested Company Shares	2.5
Vesting Waiver Agreement	Recital B
Voting Agreement	Recital B
WARN Act	3.16.10

ARTICLE 2

THE MERGER

2.1 The Merger.

2.1.1 Reverse Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware Law, Merger Sub shall be merged with and into the Company (the “Reverse Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. Subject to Sections 2.1.2 and 2.1.3, the Company as the surviving corporation after the Merger is referred herein as the “Surviving Corporation.”

2.1.2 Two-Step Merger. In addition to Merger Sub being merged with and into the Company as provided in Section 2.1.1, then as soon as reasonably practicable following the consummation of the Reverse Merger but in any event within sixty (60) days thereafter, the Company shall be merged (the “Second-Step Forward Merger”) with and into another direct wholly owned subsidiary of Acquirer (the “Second-Step Sub”); provided, however, that such Second-Step Forward Merger shall not be required if Acquirer and Representative determine in good faith in writing after consultation with their respective counsel that such Second-Step Forward Merger is not necessary in order to cause the Merger to qualify as a “reorganization”

within the meaning of Section 368(a) of the Code. Following the Second-Step Forward Merger, the separate corporate existence of the Company shall cease and Second-Step Sub shall continue as the Surviving Corporation.

2.1.3 Definition of Merger. The Reverse Merger is referred to herein as the “Merger.”

2.2 Conversion of Shares.

2.2.1 Conversion of Merger Sub Common Stock. At the Effective Time, each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Company and the shares of the Company into which the shares of Merger Sub Common Stock are so converted shall be the only shares of Company Stock that are issued and outstanding immediately after the Effective Time.

2.2.2 Conversion of Company Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (including all shares of Company Preferred Stock which shall have been converted into Company Common Stock prior to the Effective Time as contemplated by Section 9.15) shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof (except as expressly provided herein), be converted into and represent the right to receive (a) the number of shares of Acquirer Common Stock that is equal to the Common Conversion Number and (b) the Cash Amount (collectively, the “Closing Consideration Per Share”). The preceding provisions of this Section 2.2.2 are subject to the provisions of Section 2.2.3 (regarding rights of holders of Dissenting Shares), Section 2.2.4 (regarding cancellation of Company-owned stock), Section 2.2.5 (regarding the elimination of fractional shares of Acquirer Common Stock), Section 2.2.6 (regarding the continuation of vesting and repurchase rights), Section 2.3 (regarding adjustments for Capital Changes) and Section 2.5 (regarding the withholding of the Escrow Fund).

2.2.3 Dissenting Shares. As more fully set forth in Section 7.3, holders of shares of Company Stock who have complied with all requirements for perfecting stockholders’ appraisal rights, as set forth in Section 262 of the Delaware Law, and to the extent applicable to the Company, with all requirements for perfecting stockholders’ dissenters’ rights as set forth in Section 1300 et. seq. under the California Law, shall be entitled to their rights under the Delaware Law and, if applicable, the California Law, with respect to such shares.

2.2.4 Cancellation of Company-Owned Stock. Notwithstanding Section 2.2.2, each share of Company Stock held by the Company or any Subsidiary of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

2.2.5 Fractional Shares. No fractional shares of Acquirer Common Stock shall be issued in connection with the Merger. In lieu thereof, each holder of Company Stock who would otherwise be entitled to receive a fraction of a share of Acquirer Common Stock pursuant to Section 2.2.2, computed after aggregating all shares of Acquirer Common Stock to be received by such holder pursuant to Section 2.2.2, shall instead receive from Acquirer, upon surrender of such holder’s Company Certificates pursuant to Article 7, an amount of cash (rounded to the nearest cent) equal to the product obtained by multiplying (a) the Acquirer Average Price Per Share by (b) the fraction of a share of Acquirer Common Stock that such holder would otherwise have been entitled to receive.

2.2.6 Continuation of Vesting and Repurchase Rights. If any shares of Company Stock outstanding immediately prior to the Effective Time are unvested or subject to a repurchase option, vesting schedule or any other condition or rights of the Company providing that such shares may be forfeited to or repurchased by the Company upon any termination of the relevant relationship (including employment or directorship) of the Company with the holder (or prior holder thereof) under the terms of any restricted stock purchase agreement, stock option agreement (including any stock option agreement under the Company Plan) or other agreement with the Company (such shares being referred to herein as “Unvested Company Shares”), then such repurchase option, vesting schedule, other condition or other rights shall be assigned to Acquirer, the shares of Acquirer Common Stock issued upon the conversion of such Unvested Company Shares in the Merger, together with the Cash Amount payable with respect to each such Unvested Company Share pursuant to Section 2.2.2, shall continue to be unvested and shall continue to be subject to the same repurchase options, vesting schedules, other conditions or rights, as applicable, immediately following the Effective Time as they were subject to immediately prior to the Effective Time. The certificates representing such shares of Acquirer Common Stock shall accordingly be marked with appropriate legends noting such repurchase options, vesting schedules or other conditions. The Cash Amount payable with respect to each such Unvested Company Share shall be withheld by Acquirer at the Closing and shall instead become payable to the holder of such Unvested Company Share at the end of the fiscal quarter of Acquirer in which the unvested share(s) of Acquirer Common Stock into which such Unvested Company Share has been converted hereunder, become vested in accordance with the terms and conditions of the relevant Company agreement assigned to Acquirer hereunder with respect to such Unvested Share (or upon the date of termination of employment of such holder with the Company, if such event occurs earlier). The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Acquirer (or its assignee) is entitled to exercise any such repurchase option, vesting schedule or other right set forth in any such restricted stock purchase agreement, vesting schedule or other agreement.

2.3 Adjustments for Capital Changes. Notwithstanding the provisions of this Article 2, if Acquirer recapitalizes, either through a subdivision (or stock split) of any of the outstanding shares of Acquirer Common Stock into a greater number of such shares, or a combination (or reverse stock split) of any of the outstanding shares of Acquirer Common Stock into a lesser number of such shares, or reorganizes, reclassifies or otherwise changes its outstanding shares of Acquirer Common Stock into the same or a different number of shares of other classes or series of Acquirer stock (other than through a subdivision or combination of shares provided for in the preceding clause), or declares a dividend or other distribution on the outstanding shares of Acquirer Common Stock payable in shares of Acquirer Common Stock, in shares or securities convertible into shares of Acquirer Common Stock and/or other Acquirer equity securities and/or cash, securities, notes or other consideration in any form, or is a party to a merger or consolidation with or into another corporation in which Acquirer is not the surviving entity (or is a party to a reverse triangular merger is which Acquirer is the surviving entity) and the shares of Acquirer’s capital stock outstanding immediately prior to the merger or consolidation are converted into such other corporation’s securities, cash or other property (each, a “Capital Change”), at any time after the Agreement Date and prior to the Effective Time, then the Common Conversion Number shall be equitably adjusted.

2.4 Company Options. At the Effective Time, all outstanding options to purchase shares of Company Common Stock (collectively, “Company Options”), including all Company Options granted under the Company’s 2001 Stock Plan (the “Company Plan”), shall be assumed by Acquirer and the Company’s repurchase right with respect to any unvested shares of Company Common Stock acquired upon the exercise of Company Options shall be assigned to Acquirer. Each Company Option so assumed by Acquirer shall be entitled, in accordance with the terms of such option, to purchase after the Effective Time that number of shares of Acquirer Common Stock determined by multiplying (a) the number of shares of Company Common Stock subject to such Company Option at the Effective Time by (b) the Common Conversion Number. After the Effective Time, the exercise price per share for each such assumed Company Option shall equal the exercise price per share of the Company Option immediately prior to the Effective Time divided by the Common Conversion Number. If the foregoing calculations result in an assumed Company Option being exercisable for a fraction of a share or a fraction of a cent, then the number of shares of Acquirer Common Stock subject to such option shall be rounded down to the nearest whole number and the exercise price of such option shall be rounded up to the nearest cent. In addition, upon due exercise of each Company Option so assumed by Acquirer in accordance with its terms, the holder thereof shall become entitled to receive with respect to each share of Acquirer Common Stock issued to such holder upon such exercise an amount in cash equal to the Cash Amount divided by the Common Conversion Number (rounded to the nearest whole cent), which amount shall be paid by Acquirer in one lump sum to such holder at the end of the fiscal quarter of Acquirer during which such option exercise occurred (or upon the date of termination of employment of such holder with the Company, if such event occurs earlier). No Company Options shall become vested or exercisable solely as a result of the Merger. To the extent permitted by Applicable Law and otherwise consistent with the terms of this Agreement, the term, exercisability, vesting schedule, status as an “incentive stock option” under Section 422 of the Code, if applicable, and all other terms of the assumed Company Options as in effect immediately prior to the Effective Time shall otherwise be unchanged.

As soon as practicable (but in no event later than ten days) after the Effective Time, Acquirer shall deliver to the holders of Company Options appropriate notices setting forth such holders’ rights pursuant to the Company Plan and that the agreements evidencing such options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.4 after giving effect to the Merger). At or before the Effective Time, Acquirer shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Acquirer Common Stock for delivery upon exercise of Company Options assumed in accordance with this Section 2.4. As soon as practicable (but in no event later than ten (10) days) after the Effective Time, Acquirer shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Acquirer Common Stock issuable pursuant to any Company Options assumed by Acquirer pursuant to Section 2.4 and shall maintain the effectiveness, to the extent permitted by the SEC Rules and Regulations, of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

2.5 Escrow. At the Effective Time, Acquirer shall withhold from the shares of Acquirer Common Stock to be issued, and the cash consideration to be paid, to the Company Stockholders in the Merger upon conversion of their Company Stock pursuant to Section 2.2.2, each Company Stockholder’s Pro Rata Share of that number of shares of Acquirer Common Stock and that portion of the cash consideration (the withholding of such Acquirer Common Stock and cash being pro rata to the respective proportions that each of the Share Consideration and the Cash Consideration bear to the Closing Consideration) having an aggregate value (based on the Acquirer Average Price Per Share with respect to the share portion thereof) equal to 10.0% of the Closing Consideration (such withheld shares of Acquirer Common Stock, the “Escrow Shares” and such withheld cash consideration, the “Escrow Cash”) to secure the performance of the indemnification obligations of the Company Stockholders pursuant to Article 11. If a Company Stockholder holds Unvested Company Shares, then the proportion of shares of Acquirer Common Stock issued upon conversion hereunder of shares of Company Stock held by such Company Stockholder that are not Unvested Company Shares (“Vested Company Shares”), and the proportion of the Cash Consideration payable with respect to such Vested Shares, that shall be withheld from such Company Stockholder and placed in escrow shall be the proportion that (a) the aggregate number of shares of Acquirer Common Stock which such Company Stockholder would otherwise be entitled to receive for its Vested Company Shares bears to (b) all shares of Acquirer Common Stock which such Company Stockholder is entitled to receive at the Effective Time. Similarly, the proportion of shares of Acquirer Common Stock to be issued, and the proportion of the Cash Consideration payable, to such Company Stockholder upon conversion hereunder of Unvested Company Shares, that shall be withheld from such Company Stockholder and placed in escrow shall be the proportion that (a) the aggregate number of shares of Acquirer Common Stock which such Company Stockholder would otherwise be entitled to receive for its Unvested Company Shares bears to (b) all shares of Acquirer Common Stock which such Company Stockholder is entitled to receive at the Effective Time. With respect to each Company Stockholder that holds Unvested Company Shares, such holders’ payment of any Escrow Shares and Escrow Cash in satisfaction of any indemnification obligations under Article 11 shall be made ratably among the Company Stockholder’s Escrow Shares and Escrow Cash that were issued upon conversion of Vested Company Shares and the Company Stockholder’s Escrow Shares and Escrow Cash that were issued upon conversion of Unvested Company Shares and that such Company Stockholder contributed to the Escrow Fund. Any shares of Acquirer Common Stock or other equity securities issued or distributed by Acquirer (including shares issued upon a stock split, stock dividend, recapitalization or other similar event) in respect of Escrow Shares shall also be withheld in the Escrow Fund. Cash dividends on the Escrow Shares shall not be added to the escrow fund but shall be distributed to the record holders of the Escrow Shares. Acquirer shall hold the Escrow Fund as security for the Company Stockholders’ indemnification obligations for Damages under Article 11. Unless and until the Escrow Shares contributed by a Company Stockholder to the Escrow Fund shall have been released in accordance with Article 11 hereof to compensate Acquirer Indemnified Parties for Damages, each Company Stockholder shall continue to be entitled to all rights to vote such Escrow Shares in accordance with Delaware Law. For federal income tax purposes, the Escrow Cash shall be treated as the property of Acquirer until released to the Company Stockholders pursuant to Article 11.

2.6 Earnout.

2.6.1 Computation of Earnout. As promptly as practicable after January 31, 2005, but not later than March 15, 2005, Acquirer shall deliver to the Representative a written report setting forth Acquirer’s computation of the Earnout Amount, together with the data supporting such calculation. In the event that the Representative shall dispute the Earnout Amount as calculated by Acquirer, the Representative shall notify Acquirer in writing (the “Earnout Dispute Notice”), setting forth in reasonable detail the basis of the dispute, within 30 days of receiving such calculation. If the Representative does not provide Acquirer with an Earnout Dispute Notice within such 30-day period, the Representative shall be deemed to have accepted such calculation as correct and final. In the event that the Representative provides Acquirer with an Earnout Dispute Notice, then the Representative and Acquirer shall confer in good faith for a period of up to 30 days following the delivery of any Earnout Dispute Notice concerning the subject matter of the Earnout Dispute Notice in an attempt to resolve it. If a final resolution of such dispute is reached, the agreed upon amount shall be deemed final and binding. If, after such 30-day period, the Representative and Acquirer cannot resolve such dispute, then Acquirer and the Representative shall mutually agree upon a nationally recognized accounting firm to resolve such dispute, or if they cannot agree on such a firm within five (5) days, they shall each designate a nationally recognized accounting firm, and the two firms shall agree upon a third nationally recognized accounting firm which third firm shall have the sole authority to resolve such dispute. The firm so agreed upon (the “Firm”) shall as promptly as practicable (and in any event within 30 days) make a final determination of the Earnout Amount, which shall be binding on the parties. Each of Acquirer and the Representative shall provide the Firm with all information and documentation that the Firm requests. The Company Stockholders shall be responsible for the payment of all fees and expenses of the Firm which amount may be deducted from and paid by Acquirer to the Firm from the Earnout Amount, if any; provided, however, that if the Firm in its final determination of the Earnout Amount disagrees with Acquirer’s calculation of the Earnout Amount, then Acquirer shall pay all fees and expenses of the Firm. In the event of any unresolved dispute with respect to calculation of the Earnout Amount, Acquirer will be under no obligation to make any payment of the Earnout Amount until such dispute is resolved as provided herein. The provisions of Section 11.4 shall apply to any and all acts by the Representative in connection with this Section 2.6.

2.6.2 Payment of Earnout to Company Stockholders. At such time as the Earnout Amount has been finally determined pursuant to Section 2.6.1 above (the “Earnout Determination Date”), each Company Stockholder shall be entitled to receive an amount in cash equal to (A) the number of shares of Acquirer Common Stock issued to such Company Stockholder at the Effective Time (including such Company Stockholder’s Escrow Shares) with respect to Vested Company Shares held by such Company Stockholder at the Effective Time multiplied by (B) the quotient of the Earnout Consideration Per Share, if any, divided by the Common Conversion Number (rounded to the nearest whole cent). In the event that the Representative does not provide Acquirer with any Earnout Dispute Notice as provided in Section 2.6.1, Acquirer will make, or cause to be made, payment of that portion of the Earnout Amount payable to the Company Stockholders under this Section 2.6.2 on or prior to April 1, 2005. In the event that the Representative does provide Acquirer with an Earnout Dispute Notice as provided in Section 2.6.1, promptly and in any event within ten (10) business days following the earliest of (i) the date of the mutually agreed resolution of the dispute in the Dispute Earnout

Notice, or (ii) receipt of written notice of the Firm’s final determination of the Earnout Amount, Acquirer will make, or cause to be made, payment of that portion of the Earnout Amount payable to the Company Stockholders under this Section 2.6.2. Such payment shall be made to the record holders of Company Common Stock as of the Effective Time.

2.6.3 Effect on Stock Options. For each assumed Company Option which has not as of the Earnout Determination Date been exercised, Acquirer shall, within ten (10) business days of the Earnout Determination Date, notify the holder of such assumed Company Option of the portion of the Earnout Amount, if any, payable to such holder with respect to each share of Acquirer Common Stock issuable to such holder upon exercise of such assumed Company Option, which amount shall equal the Earnout Consideration Per Share divided by the Common Conversion Number (rounded to the nearest whole cent) and shall only become payable to such holder in cash at such time as each such share of Acquirer Common Stock is issued to such holder upon exercise of such assumed Company Option in accordance with its terms, which amount shall be paid by Acquirer in one lump sum to such holder at the end of the fiscal quarter of Acquirer during which such option exercise occurred (or upon the date of termination of employment of such holder with the Company, if such event occurs earlier). For each holder of an assumed Company Option that was exercised between the Effective Time and the Earnout Determination Date, Acquirer shall pay to such holder, simultaneously with payment of the Earnout Consideration Per Share, if any, to the Company Stockholders, an amount in cash equal to (A) the number of shares of Acquirer Common Stock issued to such holder upon exercise of such assumed Company Option multiplied by (B) the quotient of the Earnout Consideration Per Share, if any, divided by the Common Conversion Number (rounded to the nearest whole cent).

2.6.4 Unvested Company Shares. With respect to that portion of the Earnout Amount, if any, that may become payable with respect to Unvested Company Shares held by a Company Stockholder as of the Effective Time, (i) for each share of Acquirer Common Stock issued to such Company Stockholder with respect to such Unvested Company Shares that have become vested as provided in Section 2.2.6 during the period from the Effective Time until the Earnout Determination Date, simultaneously with payment of the amount, if any, payable to the Company Stockholders pursuant to Section 2.6.2, Acquirer shall pay to such Company Stockholder an amount in cash equal to (A) such number of vested shares of Acquirer Common Stock multiplied by (B) the quotient of the Earnout Consideration Per Share, if any, divided by the Common Conversion Number (rounded to the nearest whole cent), and (ii) for each share of Acquirer Common Stock issued to such Company Stockholder with respect to such Unvested Company Shares that becomes vested as provided in Section 2.2.6 after the Earnout Determination Date, Acquirer shall pay to such Company Stockholder, at the end of the fiscal quarter of Acquirer in which such vesting occurred (or upon the date of termination of employment of such holder with the Company, if such event occurs earlier), an amount in cash equal to the quotient of the Earnout Consideration Per Share, if any, divided by the Common Conversion Number (rounded to the nearest whole cent).

2.7 Effects of the Merger. At and upon the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the Delaware Law. Without limiting the generality of the foregoing, at the Effective Time:

(a) the Certificate of Incorporation of Merger Sub immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation immediately after the Effective Time until thereafter amended in accordance with the provisions thereof or as provided by law; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended at the Effective Time to read: “The name of the corporation is NetScreen SSL, Inc.”;

(b) the Bylaws of Merger Sub immediately prior to the Effective Time shall continue unchanged and be the Bylaws of the Surviving Corporation immediately after the Effective Time until thereafter amended in accordance with the provisions thereof or as provided by law;

(c) the directors of Merger Sub immediately prior to the Effective Time shall become the initial directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified; and

(d) the corporate officers of Merger Sub immediately prior to the Effective Time shall become the initial corporate officers of the Surviving Corporation until their respective successors are duly appointed.

2.8 Securities Law Issues.

2.8.1 Pursuant to Section 6.8, the parties hereto intend that the shares of Acquirer Common Stock to be issued in connection with the Merger shall be issued pursuant to a permit qualifying such securities pursuant to Section 25121 of California Securities Law such that the issuance of the shares of Acquirer Common Stock shall be exempt pursuant to Section 3(a)(10) of the Securities Act from the registration requirements of Section 5 of the Securities Act (the “Permit”).

2.8.2 The shares of Acquirer Common Stock to be issued in connection with the Merger may, under certain circumstances pursuant to Section 6.8.5, be issued pursuant to a registration statement on Form S-4. If the shares of Acquirer Common Stock to be issued in the Merger are issued pursuant to Section 6.8.5, then Acquirer shall prepare and file a registration statement on Form S-4 (or similar successor form) and the prospectus contained therein with the SEC in connection with the distribution of Acquirer Common Stock in the Merger. Acquirer will respond to any comments from the SEC, will use commercially reasonable efforts to cause the Form S-4 Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger.

2.9 Tax Matters. The parties acknowledge their respective desire to structure the Merger to constitute a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that such tax treatment shall not be a condition to either party’s obligation to close the transactions contemplated herein; provided, further, that the foregoing statement shall in no event affect the requirement that the conditions to Closing set forth in Section 8.8 and Section 9.8 be satisfied or duly waived; and provided, further, that in no event shall the parties be required to amend or otherwise modify the terms of this Agreement to achieve such tax treatment. Neither Acquirer nor Company shall take any action that would, or fail to take any action the omission of which would, be reasonably likely to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations. Acquirer makes no representations or warranties to the Company or to any Company Stockholder or other holder of Company securities regarding the tax treatment of the Merger, whether the Merger shall qualify as a tax-free plan of reorganization under the Code, or any of the tax consequences to any Company Stockholder or other holder of Company securities of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby, and the Company and the Company Stockholders acknowledge that the Company and the Company Stockholders are relying solely on their own tax advisors in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement.

2.10 Further Assurances. If, at any time before or after the Effective Time, Acquirer believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then the Company, Acquirer, the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Acquirer that, except as set forth in a numbered or lettered section of the letter addressed to Acquirer from the Company and dated as of the Agreement Date (including all Schedules thereto) that has been delivered by the Company to Acquirer concurrently herewith (the “Company Disclosure Letter”) referencing a representation, warranty or statement herein, each of the representations, warranties and statements contained in the following Sections of this Article 3 is true and correct as of the Agreement Date and shall be true and correct on and as of the Closing Date. For all purposes of this Agreement, the statements contained in the Company Disclosure Letter and its Schedules shall also be deemed to be representations and warranties made and given by the Company under this Article 3. Information disclosed in any numbered or lettered part of the Company Disclosure Letter shall be deemed to relate to and to qualify the particular provision set forth in the corresponding numbered or lettered section of this Agreement and any other provision to which the relevance of such information is readily apparent from the text of such disclosure.

3.1 Organization and Good Standing. The Company and each of its Subsidiaries as defined in Section 3.2) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. The Company and each of its Subsidiaries have the corporate power and authority to own, operate and lease its properties and to carry on the Company Business. The Company and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate have a Material Adverse Effect on the Company. The Company has delivered to Acquirer’s legal counsel true and complete copies of (i) the Certificate of Incorporation (including any Certificates of Designation) and Bylaws of Company, each as amended to date and (ii) the certificate of incorporation and bylaws, or like organizational documents of each of its Subsidiaries (collectively with the documents identified in clause 3.1(i) above, the “Company Charter Documents”), and each such instrument is in full force and effect. Neither the Company nor any Subsidiary is in violation of any of the provisions of any of the Company Charter Documents.

3.2 Subsidiaries. Schedule 3.2 of the Company Disclosure Letter sets forth a list of each subsidiary of the Company (each, a “Subsidiary” and collectively, the “Subsidiaries”) and the jurisdiction of incorporation of each Subsidiary. There are no entities directly or indirectly controlled by the Company that are not subsidiaries. All the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company or a wholly-owned Subsidiary, free and clear of all Encumbrances, except for liens for Taxes not yet due and payable or due but not delinquent, or that are being contested in good faith, and in each case for which an adequate accrual or reserve in accordance with GAAP has been established in the Company Financial Statements and restrictions imposed by applicable securities laws. Other than the Subsidiaries, neither the Company nor the Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other person. The Company is not obligated to make, by agreement or otherwise, any investment in or capital contribution to or on behalf of any other entity, including any Subsidiary.

3.3 Power, Authorization and Validity.

3.3.1 Power and Authority. The Company has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Company Ancillary Agreements and, subject to approval and adoption of this Agreement by holders of (a) at least a majority of the outstanding shares of Company Common Stock, (b) at least a majority of the outstanding shares of Company Preferred Stock and (c) at least a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class, to consummate the Merger and the other transactions contemplated hereby and thereby. The Merger and the execution, delivery and performance by the Company of this Agreement, each of the Company Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby, have been duly and validly approved and authorized by the Company’s Board of Directors. The Company and the Company Stockholders listed on Exhibit A-1 have executed and delivered to Acquirer the Voting Agreement pursuant to which such Company Stockholders have agreed to vote their shares of Company Stock in favor of the adoption and approval of the Merger Agreement and the Merger, which votes are sufficient to obtain the Company Stockholder Approval, and to convert all outstanding shares of Company Preferred Stock into Company Common Stock effective immediately prior to the Effective Time.

3.3.2 No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative or other agency, commission or other governmental entity, department, division, unit, branch or authority (each, a “Governmental Authority”), or any other person, governmental or otherwise, is necessary or required to be made or obtained by the Company to enable the Company to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Company Ancillary Agreements or to consummate the Merger or the other transactions contemplated hereby and thereby, except for: (a) the filing of the Certificate of Merger with the Delaware Secretary of State; (b) the Company Stockholder Approval; (c) any required authorization, approval or consent required under any Antitrust Law; (d) the consents set forth in Schedule 3.5; and (e) such other filings, if any, as may be required in order for the Company to comply with applicable federal and state securities laws.

3.3.3 Enforceability. This Agreement has been duly executed and delivered by the Company. This Agreement and each of the Company Ancillary Agreements are, or when executed by the Company shall be, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the effect of (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

3.4 Capitalization of the Company.

3.4.1 Authorized and Outstanding Capital Stock of the Company. The authorized capital stock of the Company consists solely of 30,000,000 shares of Company Common Stock and 18,431,966 shares of Company Preferred Stock, of which 5,000,000 shares are designated as Company Series A Preferred Stock, 8,181,966 shares are designated as Company Series B Preferred Stock and 5,250,000 shares are designated as Company Series C Preferred Stock. A total of 5,262,675 shares of Company Common Stock, 5,000,000 shares of Company Series A Preferred Stock, 8,181,966 shares of Company Series B Preferred Stock and 5,054,589 shares of Company Series C Preferred Stock are issued and outstanding as of the Agreement Date. As of the Agreement Date and as of the Effective Time, each share of Company Preferred Stock is convertible into one share of Company Common Stock. As of the Effective Time, each share of Company Preferred Stock will have been converted into one share of Company Common Stock. The numbers of issued and outstanding shares of Company Stock held by each Company Stockholder as of the Agreement Date are set forth in Schedule 3.4.1 of the Company Disclosure Letter, no shares of Company Stock are issued or outstanding as of the Agreement Date that are not set forth in Schedule 3.4.1 of the Company Disclosure Letter and no such shares shall be issued or outstanding as of the Closing Date that are not set forth in Schedule 3.4.1 except for shares of Company Common Stock issued pursuant to the exercise of outstanding Company Options listed in Schedule 3.4.2(a) or pursuant to the conversion of shares of Company Preferred Stock outstanding on the Agreement Date. The Company holds no treasury shares and no shares of Company Common Stock held in treasury by any Subsidiary. All issued and outstanding shares of Company Stock have been duly authorized and validly issued, are fully paid and nonassessable, and have been offered, issued, sold and delivered by the Company in compliance with all requirements of Applicable Laws and all requirements set forth in applicable agreements or instruments. There is no liability for dividends accrued and unpaid by the Company. Schedule 3.4.1 sets forth (i) all rights of rescission, rights of first refusal, call rights, put rights, repurchase rights and preemptive rights created by the Certificate of Incorporation or Bylaws of the Company or any agreement to which the Company is a party and (ii) to the Company’s knowledge, all voting agreements, registration rights, co-sale rights, rights of first refusal, call rights, put rights, preemptive rights and other restrictions to which outstanding securities of the Company are subject.

3.4.2 Options, Warrants, Unvested Company Shares and Rights. The Company has reserved an aggregate of 5,228,748 shares of Company Common Stock for issuance pursuant to the Company Plan (including shares subject to outstanding Company Options). A total of 2,949,996 shares of Company Common Stock are subject to outstanding Company Options as of the Agreement Date and as of the Closing Date, except for Company Options that are exercised after the Agreement Date and before the Closing Date in accordance with their terms. Schedule 3.4.2(a) of the Company Disclosure Letter sets forth, for each Company Option, (i) the name of the holder of such Company Option, (ii) the exercise price per share of such Company Option, (iii) the number of shares covered by such Company Option, (iv) the vesting schedule for such Company Option, (v) the extent such Company Option is vested as of the Agreement Date, and (vi) whether the exercisability of such Company Option shall be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of acceleration, if any. Schedule 3.4.2(b) of the Company Disclosure Letter sets forth all holders of Unvested Company Shares, and for each such Company Stockholder, the number of Unvested Company Shares held, the terms of the Company’s rights to repurchase such Unvested Company Shares, the schedule on which such repurchase rights lapse and whether such repurchase rights lapse in full or in part as a result of any of the transactions contemplated by this Agreement or upon any other event or condition. True and correct copies of the Company Plan, the standard agreements under the Company Plan and each agreement for each Company Option that does not conform to the standard agreements under the Company Plan have been delivered by the Company to Acquirer’s legal counsel. All outstanding Company Options have been issued and granted in material compliance with all requirements of any Applicable Laws and all material requirements set forth in applicable agreements or instruments. Except for Company Options and the conversion rights of the Company Preferred Stock, there are no stock appreciation rights, options, warrants, calls, puts, rights, commitments, conversion privileges or preemptive or other rights or agreements outstanding obligating the Company or, to the Company’s knowledge, permitting the Company or obligating or permitting any other person, to purchase or otherwise acquire, or sell or otherwise transfer, any shares of Company Capital Stock or capital stock of any Subsidiary or any securities or debt convertible into or exchangeable for Company Capital Stock or capital stock of any Subsidiary or obligating the Company or any Subsidiary to grant, extend or enter into any such option, warrant, call, put, right, commitment, conversion privilege or preemptive or other right or agreement. Except as set forth in Schedule 3.4.2(c), the Company is not under any obligation to register under the Securities Act any of its presently outstanding shares of stock or other securities or any stock or other securities that may be subsequently issued.

3.5 No Conflict. Neither the execution and delivery of this Agreement or any of the Company Ancillary Agreements by the Company, nor the consummation of the Merger or any other transaction contemplated hereby or thereby, shall conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under: (a) any provision of the Certificate of Incorporation or Bylaws of the Company, each as currently in effect; (b) (i) any federal, state, local or foreign judgment, writ, decree, order, in each case, applicable to the Company, any Subsidiary or any of their respective assets or properties or (ii) any law, statute, rule or regulation in any material respect, in each case, applicable to the Company, any Subsidiary, or any of their respective material assets or properties; or (c) any material Contract, instrument, permit, mortgage, lease, license, understanding, letter of intent or memorandum of understanding (whether written or oral), to which the Company or any Subsidiary is a party or by which the Company, any Subsidiary, or any of their respective material assets or properties are bound. Neither the Company’s entering into this Agreement or the Company Ancillary Agreements nor the consummation of the Merger or the other transactions contemplated hereby and thereby shall give rise to, or trigger the application of, any material rights of any third party that would come into effect upon the consummation of the Merger. The consummation of the Merger by the Company does not require the consent, release, waiver or approval of any third party (including the consent of any party required to be obtained in order to keep any material agreement between such party and the Company or any Subsidiary in effect following the Merger or to provide that the Company or any Subsidiary is not in material breach or material violation of any such agreement following the Merger), other than the Company Stockholder Approval.

3.6 Litigation. There is no action, suit, arbitration, mediation, proceeding or claim pending against the Company or any Subsidiary (or against any officer, director, employee or agent of the Company or any Subsidiary in their capacity as such or relating to their employment, services or relationship with the Company or any Subsidiary) before any court, Governmental Authority, arbitrator or mediator. To the Company’s knowledge, no action, suit, arbitration, mediation, proceeding, claim or investigation has been threatened, and there is no investigation by any Governmental Authority pending, against the Company or any Subsidiary (or against any officer, director, employee or agent of the Company or any Subsidiary in their capacity as such or relating to their employment, services or relationship with the Company or any Subsidiary) before any court, Governmental Authority, arbitrator or mediator. There is no judgment, decree, injunction, ruling or order of any court, Governmental Authority or arbitrator outstanding against the Company or any Subsidiary. To the Company’s knowledge, there is no reasonable basis for any person to assert a claim against the Company or any Subsidiary based upon the Company’s entering into this Agreement or any Company Ancillary Agreement or consummating the Merger or any of the transactions contemplated by this Agreement or any Company Ancillary Agreement.

3.7 Taxes.

3.7.1 The Company and each of the Subsidiaries (a) has properly completed and timely filed all material foreign, federal, state, local and municipal tax and information returns (the “Returns”) required to be filed by it, (b) has timely paid all material taxes required to be paid by it for which payment was due, (c) has established an adequate accrual or reserve in accordance with GAAP for the payment of all taxes payable in respect of the periods or portions thereof prior to the Balance Sheet Date (which accrual or reserve as of the Balance Sheet Date is fully reflected on the Company Balance Sheet), (d) has made (or will make on a timely basis) all estimated tax payments required to be made, and (e) has no Liability for taxes in excess of the amount so paid or accruals or reserves so established except for taxes subsequent to the Balance Sheet Date incurred in the ordinary course of business. All such Returns and reports are true, correct and complete in all material respects, and the Company has provided Acquirer with true and correct copies of such Returns and reports. The Company and each Subsidiary are not delinquent in the payment of any material tax or in the filing of any Returns, and no deficiencies for any material tax have been threatened, claimed, proposed or assessed in writing or, to the Company’s knowledge, in any other manner, against the Company or any Subsidiary or any of the officers, employees or agents of the Company or any Subsidiary in their capacity as such. Neither the Company nor any Subsidiary has received any written or, to the Company’s knowledge, any other form of, notification from the Internal Revenue Service or any other taxing authority regarding any material issues that: (a) are currently pending before the Internal Revenue Service or any other taxing authority (including any sales or use taxing authority) regarding the Company or any Subsidiary; or (b) have been raised by the Internal Revenue Service or other taxing authority and not yet finally resolved. No Return of the Company or any Subsidiary is under audit by the Internal Revenue Service or any state or local taxing agency or authority and any such past audits (if any) have been completed and fully resolved to the satisfaction of the applicable taxing authority conducting such audit and all taxes determined by such audit to be due from the Company or such Subsidiary have been paid in full to the applicable taxing authorities. No tax liens are currently in effect against any of the Company’s or any Subsidiary’s assets other than liens for Taxes not yet due and payable or due but not delinquent, or that are being contested in good faith, and in each case for which an adequate accrual or reserve in accordance with GAAP has been established in the Company Financial Statements. There is not in effect any waiver by the Company or any Subsidiary of any statute of limitations with respect to any taxes nor has the Company or any Subsidiary agreed to any extension of time for filing any Return that has not been filed; and neither the Company nor any Subsidiary have consented to extend to a date later than the Agreement Date the period in which any tax may be assessed or collected by any taxing authority. Neither the Company nor any Subsidiary is a “personal holding company” within the meaning of the Code. The Company and each Subsidiary have withheld all taxes, including federal and state income taxes, FICA, Medicare, FUTA and other taxes, required to be withheld, and paid such withheld amounts to the appropriate taxing authority within the time prescribed by law. Since their inception, neither the Company nor any Subsidiary has been a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code and in Section 1.897-2(b) of the Treasury Regulations issued thereunder (the “Regulations”), and the Company and each Subsidiary have filed with the Internal Revenue Service all statements, if any, with its United States income tax returns which are required under Section 1.897-2(h) of the Regulations. Neither the Company nor any Subsidiary is a party to nor has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement. The Company and the Subsidiaries have not filed any disclosures under Section 6662 of the Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any tax reporting position taken on any Return. The Company and the Subsidiaries have not consummated, have not participated in, and are not currently participating in any transaction which was or is a “tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations

promulgated thereunder. The Company and the Subsidiaries have never been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation. The Company has no liability for the taxes of any person (other than the Company and the Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise. The Company and the Subsidiaries have never been nor will be required to include any material adjustment in taxable income for any tax period (or portion thereof) ending after the Closing Date pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign tax laws as a result of transactions, events or accounting methods employed prior to the Merger. There is no limitation currently applicable to the Company on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company and the Subsidiaries under Sections 269, 382, 383, 384 or 1502 of the Code (and any comparable provisions of foreign, state, local or municipal law). Neither the Company nor any Subsidiary have ever been distributed in a transaction qualifying under Section 355 of the Code, and neither the Company nor any Subsidiary have ever distributed any corporation in a transaction qualifying under Section 355 of the Code. The Company does not have any debt outstanding that is convertible into any shares of Common Stock or Preferred Stock of the Company.

3.7.2 For the purposes of this Section 3.7, the terms “tax” and “taxes” include all federal, state, local and foreign income, alternative or add-on minimum income, gains, franchise, excise, property, property transfer, sales, use, employment, license, payroll, ad valorem, documentary, stamp, withholding, occupation, recording, value added or transfer taxes, governmental charges, fees, capital duties, customs duties, levies or assessments (whether payable directly or by withholding), and, with respect to any such taxes, any estimated tax, interest, fines and penalties or additions to tax and interest on such fines, penalties and additions to tax.

3.8 Company Financial Statements. The Company has delivered to Acquirer as attachments to Schedule 3.8.1 of the Company Disclosure Letter (i) audited consolidated balance sheets of the Company as of January 31, 2002 and January 31, 2003, (ii) an unaudited consolidated balance sheet of the Company as of July 31, 2003, (iii) the Company’s audited consolidated statements of operations, statements of cash flows and statements of changes in stockholders’ equity for the fiscal years ended January 31, 2002 and January 31, 2003, and (iv) the Company’s unaudited consolidated statements of operations, statements of cash flows and statements of changes in stockholders’ equity for the six-month period ended July 31, 2003 (all such financial statements of the Company and any notes thereto, together with the financial statements of the Company delivered to Acquirer pursuant to Section 9.17, are hereinafter collectively referred to as the “Company Financial Statements”). A true and correct description of all critical accounting policies used in preparing the Company Financial Statements have been set forth in the notes to the Company’s audited Company Financial Statements. The Company Financial Statements: (a) are derived from and are in accordance with the books and records of the Company and the Subsidiaries; (b) fairly present the financial condition of the Company and the Subsidiaries at the dates therein indicated and the results of operations for the periods therein specified; and (c) have been prepared in accordance with GAAP applied on a basis consistent with prior periods except for any absence of notes to any of the unaudited Company Financial Statements. The Company and the Subsidiaries have no debt, liability, obligation or commitment of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, except for those (a) shown on the Company’s unaudited balance sheet as of July 31, 2003 included in the Company Financial Statements (the “Balance Sheet”) and (b) that may have been incurred after July 31, 2003 (the “Balance Sheet Date”) in the ordinary course of the Company’s and the Subsidiaries’ business consistent with its past practices and that are, individually or in the aggregate, not material to the business results of operations or financial condition of the Company and the Subsidiaries. All reserves established by the Company that are set forth in or reflected in the Balance Sheet were reasonably established in accordance with GAAP and based on historical rates. Except for obligations and liabilities reflected in the Company Financial Statements, the Company has no material off-balance sheet obligation or liability of any nature (matured or unmatured, fixed or contingent) to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by Company. The Company Financial Statements comply in all material respects with the American Institute of Certified Public Accountants’ Statement of Position 97-2. The Company has not had any dispute with any of its auditors regarding accounting matters or policies. To the Company’s knowledge, there are no significant deficiencies or material weaknesses in the design or operation of the Company’s or the Subsidiaries’ internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data. To the Company’s knowledge, there is no fraud in connection with the Financial Statements, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

3.9 Title to Properties. The Company and each Subsidiary have good and valid title to, or valid leasehold interests in or other valid rights to use, all of the assets and properties (including those shown on the Balance Sheet) used in the Company Business, free and clear of all Encumbrances, other than Permitted Encumbrances. Such assets are sufficient for the continued operation of the Company Business in all material respects. To the Company’s knowledge, all machinery, vehicles, equipment and other tangible personal property owned or leased by the Company or the Subsidiaries or used in the Company Business are in reasonable condition and repair, normal wear and tear excepted, and all leases of real or personal property to which the Company or any Subsidiary is a party are fully effective and afford the Company peaceful and undisturbed leasehold possession of the real or personal property that is the subject of the lease. To the Company’s knowledge, neither the Company nor any Subsidiary is in violation, in any material respect, of any zoning, building, safety or environmental ordinance, regulation or requirement or other law or regulation applicable to the operation of its owned or leased properties, nor has the Company or any Subsidiary received any written or, to the Company’s knowledge, other notice of violation of law with which it has not complied in any material respect. The Company and the Subsidiaries do not own any real property. The Company has delivered to Acquirer a list, complete and accurate in all material respects, of all personal property, including capital equipment, owned or leased by the Company or any Subsidiary with an individual value of $1,000 or greater.

3.10 Absence of Certain Changes. Since the Balance Sheet Date, the Company and the Subsidiaries has operated its business in the ordinary course consistent with its past practices, and since such date there has not been with respect to the Company or any Subsidiary any:

(a) Material Adverse Change;

(b) amendment or change in its Certificate of Incorporation or Bylaws;

(c) incurrence, creation or assumption of (i) any Encumbrance on any of its assets or properties (other than a Permitted Encumbrance (as defined below)), (ii) any obligation or liability or any indebtedness for borrowed money, or (iii) any contingent liability as a guarantor or surety with respect to the obligations of others;

(d) except as described in Schedule 3.4.2(a) or Schedule 3.4.2(d) of the Company Disclosure Letter, any acceleration or release of any vesting condition to the right to exercise any option, warrant or other right to purchase or otherwise acquire any shares of its capital stock, or any acceleration or release of any right to repurchase shares of its capital stock upon the stockholder’s termination of employment or services with it or pursuant to any right of first refusal;

(e) payment or discharge of any Encumbrance on any of its assets or properties, or payment or discharge of any of its liabilities, in each case that was not either shown on the Balance Sheet or incurred in the ordinary course of its business consistent with its past practices after the Balance Sheet Date;

(f) purchase, license, sale, grant, assignment or other disposition or transfer, or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer, of any material assets (including Company IP Rights and other intangible assets), properties or goodwill other than the sale of its hardware products or the nonexclusive license of the object code of its software products to its customers in the ordinary course of its business consistent with its past practices;

(g) material damage, destruction or loss of any material property or material asset, whether or not covered by insurance;

(h) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its capital stock, or any split, combination or recapitalization of its capital stock or any direct or indirect redemption, purchase or other acquisition of any of its capital stock or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities, except for the repurchase of Company Common Stock from the Company’s employees, directors, consultants or contractors in connection with the termination of their services pursuant to the terms of their pre-existing stock option or purchase agreements or except as contemplated by the Amendment Agreements;

(i) change or increase in the compensation payable or to become payable to any of its officers, directors, employees or agents, or in any bonus, pension, severance, retention, insurance or other benefit payment or arrangement (including stock awards, stock option grants, stock appreciation rights or stock option grants) made to or with any of such officers, directors, employees or agents except as contemplated by this Agreement, other than in connection with the Company’s last semi-annual performance review conducted in the ordinary course of business consistent with past practice;

(j) hiring or termination of any management, supervisory or other key personnel;

(k) entering into any Contract or transaction with any of its officers, directors or stockholders, except for the payment of normal and customary compensation and expense allowances to officers in the ordinary course of its business consistent with its past practices;

(l) making by it of any loan, advance or capital contribution to, or any investment in, any of its officers, directors or stockholders or any firm or business enterprise in which any such person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment other than advances or reimbursements of travel or expenses in the ordinary course of business consistent with past practices;

(m) entering into, amendment of, relinquishment, termination or nonrenewal by it of any material Contract (or any other right or obligation) other than in the ordinary course of its business consistent with its past practices, or any written or, to the Company’s knowledge, oral indication or assertion by the other party thereto of any material problems with the Company’s and the Subsidiaries’ products or services or performance under such material Contract (or other right or obligation) or such other party’s desire to so amend, relinquish, terminate or not renew any such material Contract (or other right or obligation);

(n) material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers;

(o) entering into by it of any transaction or Contract that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on its part that involves in excess of $100,000 or that is not entered into in the ordinary course of its business consistent with its past practices, or the conduct of any business or operations other than in the ordinary course of its business consistent with its past practices;

(p) license or transfer or grant of a right under any Company IP Rights, except in the ordinary course of its business consistent with its past practices; or

(q) material change in accounting methods or practices or revaluation of any of its assets.

A “Permitted Encumbrance” means (i) any Encumbrance arising from an additional equipment lease facility in an amount not to exceed $50,000, (ii) Encumbrances (x) upon or in any equipment acquired or leased by the Company or any Subsidiary to secure the purchase price or lease of such equipment or indebtedness incurred solely for the purposes of financing the acquisition of such equipment, or (y) existing on such equipment at the time of its acquisition or lease, provided that the Encumbrance is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment; (iii) Encumbrances of carriers, landlords, warehousemen, mechanics and materialmen, and other like Encumbrances incurred in the ordinary course of business securing obligations that are not yet delinquent or being contested in good faith; (iv) cash security deposits not exceeding $50,000 in the aggregate at any one time paid to landlords or lessors of such leased premises or leased property; (v) deposits or pledges made in the ordinary course of business in connection with, or to secure payment of, workmen’s compensation, unemployment insurance, old age pension or other social security obligations; (vi) Encumbrances for Taxes not yet due and payable or due but not delinquent, or that are being contested in good faith, and in each case for which an adequate accrual or reserve in accordance with GAAP has been established in the Company Financial Statements; (vii) non-exclusive end-user object code licenses with respect to Company products entered into in the ordinary course of business; and (viii) Encumbrances that do not materially impair the use or value of the underlying asset.

3.11 Contracts and Commitments/Licenses and Permits. Schedules 3.11(a) through (p) of the Company Disclosure Letter set forth a list of each of the following (x) written binding or non-binding letters of intent, memoranda of understanding or Contracts, including leases, licenses, permits, assignments, mortgages, transactions, obligations or other instruments to which the Company or any Subsidiary is a party or, if applicable, to which the Company or any Subsidiary or any of their assets or properties is bound or (y) oral binding Contracts, including leases, licenses, permits, assignments, mortgages, transactions, obligations or other instruments to which the Company or any Subsidiary is a party or to which the Company or any Subsidiary or any of their assets or properties is bound, and that are currently in effect:

(a) any Contract (other than the Contracts required to be listed in Schedule 3.11(b) or Schedule 3.11(e)) providing for payments (whether fixed, contingent or otherwise) by or to it in an aggregate amount of $100,000 or more;

(b) any dealer, distributor, joint marketing, OEM (original equipment manufacturer), VAR (value added reseller), reseller, sales representative or similar Contract (each, a “Channel Agreement”) under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for any of its products, services or technologies and which Channel Agreement represents one of the twenty (20) largest sources of revenues for the Company and the Subsidiaries, based on amounts paid in the twelve month period ended August 31, 2003;

(c) any Contract providing for the development of any hardware, software, content, technology or intellectual property for (or for the benefit or use of) it, or providing for the purchase by or license to (or for the benefit or use of) it of any hardware, software, content (including textual content and visual, photographic or graphics content), technology or intellectual property, which hardware, software, content, technology or intellectual property is in any manner used or incorporated (or is contemplated by it to be used or incorporated) in connection with any aspect or element of any product, service or technology of it (other than software generally available to the public);

(d) any joint venture or partnership Contract that has involved, or is reasonably expected to involve, a sharing of revenues, profits, expenses or losses with any other party;

(e) any Contract relating to the employment by it of any officer, employee or consultant or any other type of Contract with any of its officers, employees or consultants that is not immediately terminable by it without cost or other liability;

(f) any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money, a line of credit or a leasing transaction of a type required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board;

(g) any lease or other Contract under which it is lessee of or holds or operates any items of tangible personal property with a value in excess of $50,000 or real property owned by any third party;

(h) any Contract that restricts it from engaging in any aspect of its business; from participating or competing in any line of business or market; from freely setting prices for its products, services or technologies (including most favored customer pricing provisions); from engaging in any business in any market or geographic area or that grants any exclusive rights to any party; or from soliciting potential suppliers or customers;

(i) any Company IP Rights Agreement (other than, solely for the purposes of this Section 3.11(i), any Channel Agreements in a form substantially similar to the Company’s standard forms, copies of which forms have been delivered to Acquirer, providing for the grant by the Company, in the ordinary course of business consistent with past practice, of rights to the other party to such Channel Agreement to use the Company’s trademarks solely in connection with the sale or distribution by such party of the Company’s products provided that such trademark rights are the sole Company IP Rights granted thereunder);

(j) any Contract containing any support, service, maintenance obligation or product or service warranty on the part of the Company the Subsidiaries not entered into in connection with the sale of products in the ordinary course of business consistent with past practices;

(k) any Contract providing for the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of its capital stock or other securities or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights therefor, except for (1) those Contracts conforming to the standard agreements under the Company Plan or (2) as set forth in Schedule 3.4.2(b);

(l) any agreement to settle litigation entered into within three (3) years prior to this Agreement;

(m) any Contract with or commitment to any labor union;

(n) any Contract with any Governmental Authority;

(o) any Contract, the termination or breach of which would be reasonably expected to have a material adverse effect on any material product or service offerings of the Company or the Subsidiaries or otherwise would have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole; and

(p) any material Governmental Permit.

A true and complete copy of each agreement or document required by these subsections (a) through (o) of this Section 3.11 to be listed on Schedule 3.11 of the Company Disclosure Letter (such agreements and documents being hereinafter collectively referred to as the “Company Material Agreements”) and a copy of each Governmental Permit required by subsection (p) of this Section 3.11 to be listed on Schedule 3.11 of the Company Disclosure Letter has been delivered to Acquirer. Additionally, the Company has delivered to the Acquirer a true and complete copy of every Channel Agreement to which the Company or any of its Subsidiaries is a party under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for any products, services or technologies of the Company or any of its Subsidiaries.

3.12 No Default; No Restrictions.

3.12.1 The Company and each Subsidiary is not, nor to the Company’s knowledge is any other party, in material breach or default under any Company Material Agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall or would reasonably be expected to (i) result in a material violation or breach by the Company or, to the Company’s knowledge, by the other party or parties, of any of the provisions of any Company Material Agreement or (ii) give any third party, (A) the right to declare a default or exercise any remedy under any Company Material Agreement, (B) the right to accelerate the maturity or performance of any obligation of the Company under any Company Material Agreement, or (C) the right to cancel, terminate or modify any Company Material Agreement other than in connection with the expiration of the term of such Company Material Agreement based on passage of time. The Company and the Subsidiaries have not received any written, or, to the Company’s knowledge, oral notice or other communication regarding any actual or possible material violation or breach of, or default under, any Company Material Agreement.

3.12.2 Except as listed on Schedule 3.11(h) of the Company Disclosure Letter, the Company and the Subsidiaries are not a party to, and no asset or property of the Company or any Subsidiary is bound or, to the Company’s knowledge, is affected by, any judgment, injunction, order, decree, Contract or covenant (non-compete or otherwise) that restricts or prohibits, or purports to restrict or prohibit, the Company or any Subsidiary or, following the Effective Time, the Surviving Corporation, any Subsidiary or Acquirer, from freely engaging in the Company Business or from competing anywhere in the world (including any judgments, injunctions, orders, decrees, Contract or covenants restricting the geographic area in which the Company or any Subsidiary may sell, license, market, distribute or support any products or technology or provide services or restricting the markets, customers or industries that the Company or any Subsidiary may address in operating the Company Business or restricting the prices which the Company or any Subsidiary may charge for its products, technology or services), or includes any grants by the Company or any Subsidiary of exclusive rights or licenses.

3.13 Intellectual Property.

3.13.1 The Company (i) owns and has independently developed or (ii) to the extent that it does any of the following, has the valid right or license to use, make, have made, offer for sale, sell, import, copy, distribute, display, perform, transmit, create derivative works of, and/or dispose of all material Intellectual Property (as defined below) used in the conduct of the Company Business (such ownership and rights being hereinafter collectively referred to as the “Company IP Rights”). Such Company IP Rights are sufficient for such conduct of the Company Business. As used herein: the term (i) “Intellectual Property” means, collectively, all worldwide industrial and intellectual property, including patents, patent applications, patent rights, trademarks, trademark registrations and applications therefor, trade dress rights, trade names, service marks, service mark registrations and applications therefor, Internet domain names, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, mask work rights, mask work registrations and applications therefor, inventions, trade secrets, know-how, customer lists, supplier lists, proprietary processes and formulae, technology, software source code and object code, algorithms, graphical user interfaces, photographs, images, architectures, development tools, designs, specifications, technical drawings (or similar information in electronic format) and all documentation and media constituting, describing or relating to the foregoing, including manuals, programmers’ notes, memoranda and records; (ii) “Company-Owned IP Rights” means Company IP Rights that are owned by or exclusively licensed to the Company or any Subsidiary; (iv) “Company-Licensed IP Rights” means Company IP Rights that are licensed to the Company or any Subsidiary by a third party, and (v) “Company IP Rights Agreement” means any license or other contract governing any Company IP Rights.

3.13.2 Neither the execution, delivery and performance of this Agreement or the Certificate of Merger nor the consummation of the Merger or the Company Ancillary Agreements shall, in accordance with their terms: (a) constitute a material breach of or default under any material Company IP Rights Agreement; (b) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Company IP Rights; or (c) materially impair the right of the Company or any Subsidiary to use, develop, make, market, license, sell, distribute, or dispose of any Company IP Right or Company Product or Service (as defined below). Section 3.13.2 of the Company Disclosure Letter sets forth a complete list of all royalties, honoraria, fees or other payments payable by the Company or any Subsidiary to any third person (other than salaries or awards payable to employees and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, development, manufacture, marketing, license, sale, distribution, or disposition of any Company IP Rights by the Company or any Subsidiary and none shall become payable as a result of the consummation of the transactions contemplated by this Agreement.

3.13.3 Schedule 3.13.3 of the Company Disclosure Letter sets forth a list (by name and version number) of each of the products and services currently made, marketed, licensed, sold or distributed by the Company and the Subsidiaries and each product and service currently under development by the Company and the Subsidiaries (each, as applicable, a “Company Product or Service”). The use, manufacture, marketing, license, sale, or distribution of any Company Product or Service as part of the Company Business (i) does not violate in any material respect any material Company IP Rights Agreement or other material license or contract between the Company and the Subsidiaries and any third party and (ii) does not infringe or misappropriate in any material respect any material Intellectual Property right of any third party. There is no pending or threatened claim or litigation contesting either (i) the validity, or ownership or rights of the Company and the Subsidiaries to, any Company IP Right or (ii) the Company’s or any Subsidiary’s right to use, make, market, license, sell, or distribute any Company Product or Service as part of the Company Business, nor to the Company’s knowledge, is there any reasonable basis for any such claim. The Company and the Subsidiaries have not received any notice asserting that the exercise of any Company IP Right or the current or proposed use, development, manufacture, marketing, license, sale, or distribution of any Company Product or Service infringes or misappropriates, or will infringe or misappropriate, any Intellectual Property right of any third party or conflicts or will conflict with the rights of any third party, nor, to the Company’s knowledge, is there any reasonable basis for any such assertion. The Company and the Subsidiaries have not received any written notice from any third party requesting that the Company or any Subsidiary enter into a license under any third party patents. None of the Company IP Rights or Company Products or Services is subject to any outstanding order or stipulation restricting in any manner the use, distribution, transfer, or licensing by the Company or any Subsidiary of any Company IP Rights or Company Product or Service.

3.13.4 To the Company’s knowledge, no current or former employee, consultant or independent contractor of the Company and the Subsidiaries: (a) is in material violation of any term or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, nondisclosure agreement, noncompetition agreement or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission; or (b) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. To the Company’s knowledge, the employment of any employee of the Company or any Subsidiary or the use by the Company or any Subsidiary of the services of any consultant or independent contractor does not subject the Company or any Subsidiary to any liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for the Company or any Subsidiary, whether such liability is based on contractual or other legal obligations to such third party.

3.13.5 The Company and the Subsidiaries have taken all reasonable steps to protect, preserve and maintain the secrecy and confidentiality of the Company-Owned IP Rights, and to preserve and maintain all the Company’s interests and proprietary rights in the Company-Owned IP Rights. All current and former officers, employees and consultants of the Company or any Subsidiary having access to proprietary information of the Company, its customers or business partners and inventions owned by the Company and the Subsidiaries, have executed and delivered to the Company an agreement regarding the protection of such proprietary information and the assignment of inventions to the Company or such Subsidiary (in the case of proprietary information of the Company’s or Subsidiary’s customers and business partners, to the extent required by such customers and business partners); and copies of all such agreements have been delivered to Acquirer’s legal counsel. The Company and the Subsidiaries have secured valid written assignments, from all of the Company’s and the Subsidiaries’ current and former consultants and contractors who contributed to the creation or development of any Company-Owned IP Rights, of the rights to such contributions that the Company does not already own by operation of law. No current or former employee, officer, director, consultant or independent contractor of the Company or any Subsidiary has any right or license in or with respect to any Company-Owned IP Rights. To the extent that any technology, software or Intellectual Property developed or otherwise owned by a third party is incorporated into, integrated or bundled with, or used by the Company or the Subsidiaries in the development, manufacture or compilation of any of the Company Products or Services (“Third Party Product Technology”), a list and description of all such Third Party Product Technology is set forth on Schedule 3.13.5 of the Company Disclosure Letter.

3.13.6 Schedule 3.13.6 of the Company Disclosure Letter contains a true and complete list of all registrations made by or on behalf of the Company and the Subsidiaries of any patents, copyrights, mask works, trademarks, service marks, Internet domain names or Internet or World Wide Web URLs or addresses with any Governmental Authority and Internet domain name registry. All such registered patents, copyrights, mask works, trademarks, service marks, Internet domain names, Internet or World Wide Web URLs or addresses held by the Company and the Subsidiaries are valid, enforceable, and subsisting, and the Company or a Subsidiary is the record owner thereof.

3.13.7 The Company and the Subsidiaries own all right, title and interest in and to all Company-Owned IP Rights free and clear of all Encumbrances (other than licenses and rights listed on Schedule 3.13.7 of the Company Disclosure Letter and non-exclusive licenses granted in the ordinary course of the Company Business consistent with past practice). To the knowledge of the Company, the right, license and interest of the Company and the Subsidiaries in and to all Company-Licensed IP Rights are free and clear of all Encumbrances, licenses and rights (other than licenses and rights listed on Schedule 3.13.7 of the Company Disclosure Letter).

3.13.8 Schedule 3.13.8 of the Company Disclosure Letter contains a true and complete list of (i) all licenses, sublicenses, and other Contracts as to which the Company or any Subsidiary is a party and pursuant to which any person is authorized to use any Company-Owned IP Rights, other than non-exclusive, binary code licenses of software granted in the ordinary course and (ii) all licenses, sublicenses and other Contracts as to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary is currently authorized to use any third party Intellectual Property; and (iii) all rights of any Governmental Authority relating to any Company IP Rights, including rights to distribute, sublicense, acquire, modify, develop software or services incorporating, or otherwise use any Company IP Right.

3.13.9 Except pursuant to the Contracts disclosed on Schedule 3.13.9, neither the Company, any Subsidiary nor any other party acting on behalf of the Company or any Subsidiary has disclosed or delivered to any party, or permitted the disclosure or delivery to any escrow agent or other party of, any Company Source Code (as defined below). Except as disclosed on Schedule 3.13.9 of the Company Disclosure Letter, no event has occurred, and no circumstance or condition exists, that shall, or would reasonably be expected to, result in the disclosure or delivery by the Company or any Subsidiary or any other party acting on its behalf to any party of any Company Source Code. Schedule 3.13.9 of the Company Disclosure Letter identifies each Contract (whether written or oral) pursuant to which the Company or any Subsidiary has deposited, or is or may be required to deposit, with an escrow agent or other party, any Company Source Code and further describes whether the execution of this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release from escrow of any Company Source Code. As used in this Section 3.13.9, “Company Source Code” means, collectively, any software source code, or any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in or relating to any software source code, of any Company-Owned IP Rights or any Company Product or Service.

3.13.10 To the Company’s knowledge, there is no material unauthorized use, disclosure, infringement or misappropriation of any Company IP Rights by any third party, including any employee or former employee of the Company or any Subsidiary. Except as disclosed on Schedule 3.13.10 of the Company Disclosure Letter, the Company and the Subsidiaries has not agreed to indemnify any person for any infringement of any Intellectual Property of any third party by any product or service that has been made, marketed, sold, distributed, licensed to third parties, leased to third parties, or otherwise provided by the Company or any Subsidiary.

3.13.11 All products developed by the Company and the Subsidiaries and licensed by the Company and the Subsidiaries to customers and all services provided by or through the Company and the Subsidiaries to customers on or prior to the Closing Date conform in all material respects (to the extent required in Contracts with such customers) to applicable contractual commitments, express and implied warranties, product specifications and product documentation and to any representations provided to customers, and the Company and the Subsidiaries have no material liability (and, to the Company’s knowledge, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company and the Subsidiaries giving rise to any material liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Balance Sheet. Neither the Company nor the Subsidiaries have received any written notice of any material malfunctions with respect to any of the Company’s or the Subsidiaries’ products or any other customer complaints related thereto and, to the Company knowledge, there are no such malfunctions or complaints. The Company has made available to Acquirer all material documentation and notes relating to the testing of the Company’s and the Subsidiaries’ software products and plans and specifications for software products currently under development by the Company and the Subsidiaries.

3.13.12 No government funding, facilities of a university, college, other educational institution or research center (other than loans or funds received in consideration for the Company’s capital stock) was used in the development of the Company Products or Services. To the knowledge of the Company, no current or former employee, consultant, or independent contractor of the Company and the Subsidiaries who was involved in, or who contributed to, the creation or development of any Company Product or Service or material Company IP Rights has performed services for the government, for a university, college or other educational institution or for a research center during a period of time during which such employee, consultant, or independent contractor was also performing services for the Company and the Subsidiaries.

3.13.13 Schedule 3.13.13 of the Company Disclosure Letter sets forth a complete list of any and all Public Software (as defined below) that (i) forms any part of the Company IP Rights or any Company Product or Service, or (ii) was or is used in connection with the development of any Company IP Rights or Company Product or Service, or (iii) is incorporated into, in whole or in part, or has been distributed with, in whole or in part, any Company Product or Service. As used in this Section 3.13.13, “Public Software” means any software that contains or is derived in any manner (in whole or in part) from any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

3.14 Compliance with Laws.

3.14.1 The Company and the Subsidiaries have materially complied, and are now and at the Closing Date shall be in material compliance with, all federal, state, foreign or local laws, statutes, ordinances, regulations, and rules, and all orders, writs, injunctions, awards, judgments and decrees applicable to the Company and the Subsidiaries or any of their assets, properties and business (and any regulations promulgated thereunder) (collectively, “Applicable Laws”).

3.14.2 All materials, products and services distributed or marketed by the Company and the Subsidiaries have at all times made all material disclosures to users or customers required by Applicable Laws, and none of the disclosures made or contained in any such materials have been inaccurate, misleading or deceptive in any material respect.

3.14.3 The Company and the Subsidiaries hold all material permits, licenses and approvals from, and has made all material filings with, government (and quasi-governmental) agencies and authorities, that are necessary and/or legally required to be held by the Company and the Subsidiaries to conduct the Company Business, including with respect to the export of any of the Company’s products, without any violation of any Applicable Laws (“Governmental Permits”), and all such Governmental Permits are valid and in full force and effect. The Company and the Subsidiaries have not received any written notice or, to the Company’s knowledge, other communication from any Governmental Authority regarding (a) any actual or possible material violation of Applicable Law or any Governmental Permit or any failure to comply in any material respect with any term or requirement of any Governmental Permit or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Permit.

3.14.4 Neither the Company, the Subsidiaries nor any director, officer, agent or employee of the Company and the Subsidiaries has, for or on behalf of the Company and the

Subsidiaries, (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any other payment in material violation of any Applicable Laws.

3.15 Certain Transactions and Agreements. None of the officers and directors of the Company and, to the Company’s knowledge, none of the officers and directors of the Subsidiaries nor the employees or stockholders of the Company and the Subsidiaries, nor any family member of an officer, director, employee or stockholder of the Company and the Subsidiaries, has any direct ownership interest in any firm or corporation that competes with, or does business with, or has any contractual arrangement with, the Company and the Subsidiaries (except with respect to any interest in less than 2% of the stock of any corporation whose stock is publicly traded). To the knowledge of the Company, none of the officers, directors, employees or stockholders of the Company and the Subsidiaries, nor any member of their immediate families, has any indirect ownership interest in any firm or corporation that competes with, or does business with, or has any contractual arrangement with, the Company and the Subsidiaries (except with respect to any interest in less than 2% of the stock of any corporation whose stock is publicly traded). None of said officers or directors or, to the Company’s knowledge, employees or stockholders or any member of their immediate families, is a party to, or otherwise directly or indirectly interested in, any Contract with the Company and the Subsidiaries, except for normal compensation for services as an officer, director or employee thereof that have been disclosed to Acquirer. None of said officers or directors or, to the Company’s knowledge, employees, stockholders or family members has any interest in any property, real or personal, tangible or intangible (including any Company IP Rights or any other Intellectual Property), that is used in, or that pertains to, the Company Business, except for the rights of a stockholder under Applicable Laws.

3.16 Employees, ERISA and Other Compliance.

3.16.1 The Company and the Subsidiaries are in compliance in all material respects with all Applicable Laws and Contracts relating to employment, employment practices, immigration, wages, hours, and terms and conditions of employment, including employee compensation matters, and has correctly classified employees as exempt employees and nonexempt employees under the Fair Labor Standards Act. The Company has delivered a list of all employees, officers and consultants of the Company and their current title and/or job description and compensation. The Company and the Subsidiaries do not have any employment or consulting Contracts currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions).

3.16.2 The Company and the Subsidiaries (a) are not now, nor have ever been, subject to a union organizing effort, (b) are not subject to any collective bargaining agreement with respect to any of its employees, (c) are not subject to any other Contract, written or oral, with any trade or labor union, employees’ association or similar organization, and (d) have no current labor disputes. The Company and the Subsidiaries have no knowledge of any facts indicating that the consummation of the Merger or any of the other transactions contemplated hereby shall have a material adverse effect on its labor relations, and has no knowledge that any of its key employees intends to leave their employ. All of the employees of the Company are legally permitted to be employed by the Company or its Subsidiaries in the United States of America in their current job capacities for the maximum period allowed under Applicable Law.

3.16.3 The Company and the Subsidiaries have no pension plan which constitutes, or has since the enactment of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), constituted, a “multiemployer plan” as defined in Section 3(37) of ERISA. No pension plan of the Company and the Subsidiaries is subject to Title IV of ERISA.

3.16.4 (a) The Company has delivered each employment, severance or other similar Contract, each “employee benefit plan” as defined in Section 3(3) of ERISA and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors that is entered into, maintained or contributed to by the Company and the Subsidiaries or any ERISA Affiliate (as defined below) and covers any employee or former employee of the Company and the Subsidiaries. Such Contracts, plans and arrangements as are described in this Section 3.16.4 are hereinafter collectively referred to as “Company Benefit Arrangements.” For purposes of this Section 3.16, “ERISA Affiliate” means any entity which is a member of: (i) a “controlled group of corporations”, as defined in Section 414(b) of the Code; (ii) a group of entities under “common control”, as defined in Section 414(c) of the Code; or (iii) an “affiliated service group”, as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes the Company and the Subsidiaries. Schedule 3.16.4 of the Company Disclosure Letter lists each employment, severance or other similar Contract with each of the Specified Employees.

(b) Each Company Benefit Arrangement has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Company Benefit Arrangement and, unless otherwise indicated on Schedule 3.16.4 of the Company Disclosure Letter, each such Company Benefit Arrangement that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is intended to qualify under Section 401(a) of the Code has received a favorable opinion, advisory, notification and/or determination letter, as applicable, that such plan satisfied the requirements of the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996 and the Taxpayer Relief Act of 1997 (collectively referred to as “GUST”), the Tax Reform Act of 1986, the IRS Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (a copy of which letter(s) have been delivered to Acquirer and its legal counsel) or the Company has applied timely, or has time to apply, to the Internal Revenue Service for such letter and to make any necessary amendments. No Company Benefit Arrangement shall be subject to any surrender fees or services fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.

(c) The Company has delivered to Acquirer and its legal counsel a complete and correct copy of each Company Benefit Arrangement, including the most recent trust documents, insurance policies and contracts, employee booklets, summary plan descriptions, summary of material written modifications and other authorizing documents, and any material written employee communications relating thereto in the Company’s possession.

(d) The Company and the Subsidiaries have timely filed and delivered to Acquirer and its legal counsel the most recent annual report (Form 5500) for each Company Benefit Arrangement that is subject to ERISA and Code reporting requirements.

(e) The Company and the Subsidiaries have never been a participant in any “prohibited transaction” within the meaning of Section 406 of ERISA with respect to any employee pension benefit plan (as defined in Section 3(2) of ERISA) that the Company and the Subsidiaries sponsor as employer or in which the Company and the Subsidiaries participate as an employer which was not otherwise exempt pursuant to Section 408 of ERISA (including any individual exemption granted under Section 408(a) of ERISA) or that could result in an excise tax under the Code.

(f) All contributions due from the Company and the Subsidiaries with respect to any of the Company Benefit Arrangements have been made or have been accrued on the Company’s financial statements (including the Company Financial Statements), and no further contributions shall be due or shall have accrued thereunder as of the Closing Date.

(g) All individuals who, pursuant to the terms of any Company Benefit Arrangement, are entitled to participate in any Company Benefit Arrangement, are currently participating in such Company Benefit Arrangement or have elected not to participate in such Company Benefit Arrangement.

(h) The Company and the Subsidiaries shall not have any material liability to any employee or to any organization or any other entity as a result of the termination of any employee leasing arrangement.

3.16.5 The Company and the Subsidiaries have made no amendment to, written interpretation or announcement (whether or not written) relating to, and the Company and the Subsidiaries have not changed, employee participation or coverage under, any Company Benefit Arrangement that would increase materially the expense of maintaining such Company Benefit Arrangement above the level of the expense incurred in respect thereof during the calendar year 2003.

3.16.6 The group health plans (as defined in Section 4980B(g) of the Code) that benefit employees of the Company and the Subsidiaries are in compliance, in all material respects, with the continuation coverage requirements of Section 4980B of the Code, Sections 601 through 608 of ERISA, the Americans with Disabilities Act of 1990, as amended, and the regulations thereunder, the Health Insurance Portability and Accountability Act of 1996, as amended, the Women’s Health and Cancer Rights Act of 1998, and the Family Medical Leave Act of 1993, as amended, and the regulations thereunder, as such requirements affect the Company and its employees. As of the Closing Date, there shall be no material outstanding, uncorrected violations under the Consolidation Omnibus Budget Reconciliation Act of 1985, as amended, with respect to any of the Company Benefit Arrangements, covered employees or qualified beneficiaries.

3.16.7 Unless otherwise indicated in Schedule 3.16.7 of the Company Disclosure Letter, no benefit payable or that may become payable by the Company and the Subsidiaries pursuant to any Company Benefit Arrangement or as a result of or arising under this Agreement or the Certificate of Merger shall constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that is subject to the imposition of an excise tax under Section 4999 of the Code or that would not be deductible by reason of Section 280G of the Code. Unless otherwise indicated in Schedule 3.16.7 of the Company Disclosure Letter, the Company and the Subsidiaries are not a party to any: (a) Contract with any executive officer or other key employee thereof (i) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company and the Subsidiaries in the nature of the Merger or any of the other transactions contemplated by this Agreement or any Company Ancillary Agreement, (ii) providing any term of employment or compensation guarantee, or (iii) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment; or (b) Contract or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated, by the occurrence of the Merger or any of the other transactions contemplated by this Agreement or any Company Ancillary Agreement, or any event subsequent to the Merger such as the termination of employment of any person, or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement or any Company Ancillary Agreement.

3.16.8 To the Company’s knowledge, no employee or consultant of the Company and the Subsidiaries is in material violation of (a) any material term of any employment or consulting Contract or (b) any material term of any other Contract or any restrictive covenant relating to the right of any such employee or consultant to be employed by the Company and the Subsidiaries or to use trade secrets or proprietary information of others. To the Company’s knowledge, the employment of any employee or consultant by the Company and the Subsidiaries does not subject it to any liability to any third party.

3.16.9 Each International Employee Plan (as defined below) has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. No International Employee Plan has material unfunded liabilities that, as of the Closing Date, will not be offset by insurance or that are not fully accrued on the Balance Sheet. Except as required by Applicable Law, no condition exists that would prevent the Company and the Subsidiaries from terminating or amending any International Employee Plan at any time for any reason in accordance with the terms of each such International Employee Plan (other than expenses typically incurred in a termination event). “International Employee Plan” means each Company Benefit Arrangement that has been adopted or maintained by the Company and the Subsidiaries, whether informally or formally, for the benefit of Company’s and the Subsidiaries’ employees outside the United States.

3.16.10 In the past two years, (a) the Company and the Subsidiaries have not effectuated a “plant closing” (as defined in the Workers Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (b) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company Business; (c) the Company and the Subsidiaries have not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation; and (d) the Company and the Subsidiaries have not caused any of their employees to suffer an “employment loss” (as defined in the WARN Act) during the ninety 90-day period prior to the Agreement Date.

3.17 Corporate Documents. The Company has delivered to Acquirer all documents and information listed in the Company Disclosure Letter or in any Schedule thereto or in any other Exhibit or Schedule called for by this Agreement, including the following: (a) the minute books containing all records of all proceedings, consents, actions and meetings of the Board of Directors and any committees thereof and of the stockholders of the Company and the Subsidiaries (other than records that have been redacted that directly relate to consideration of the transactions contemplated by this Agreement); and (b) the stock ledger, option ledger and warrant ledger and journal reflecting all stock issuances and transfers and all grants of options and warrants relating to the Company and the Subsidiaries.

3.18 No Brokers. Except as set forth in Schedule 3.18 of the Company Disclosure Letter, neither the Company, any Subsidiary nor any affiliate of the Company and the Subsidiaries is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement, any Company Ancillary Agreement or in connection with the Merger or any other transaction contemplated by this Agreement or any Company Ancillary Agreement. Neither Acquirer nor the Surviving Corporation shall incur any liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement, any Company Ancillary Agreement the Merger or any act or omission of the Company and the Subsidiaries or any of its employees, officers, directors, stockholders, agents or affiliates.

3.19 Books and Records. The books, records and accounts of the Company and the Subsidiaries (a) are in all material respects true, complete and correct, (b) have been maintained in accordance with good business practices on a basis consistent with prior years, (c) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets and properties of the Company and the Subsidiaries, and (d) accurately and fairly reflect the basis for the Company Financial Statements.

3.20 Insurance. The Company and the Subsidiaries maintain policies of insurance of the type and in amounts reasonably and customarily carried by persons conducting businesses or owning assets similar in type and size and in similar industries to those of the Company and the Subsidiaries, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. All premiums due and payable under all such policies have been timely paid, and the Company and the Subsidiaries are otherwise in material compliance with the terms of such policies. The Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies. The Company has delivered to Acquirer complete copies of all policies of insurance now held by the Company and the Subsidiaries.

3.21 Environmental Matters.

3.21.1 The Company, the Subsidiaries and their predecessors and affiliates are in material compliance with all applicable Environmental Laws (as defined below), which compliance includes the possession by the Company and the Subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws (“Environmental Permits”) and compliance with the terms and conditions thereof. The Company and the Subsidiaries have not received any written notice or, to Company’s knowledge, other communication, whether from a governmental body, citizens groups, employee or otherwise, that alleges that the Company and the Subsidiaries are not in compliance with any Environmental Law, and, to the Company’s knowledge, there are no circumstances that could reasonably be expected to cause the Company and the Subsidiaries not to be materially in compliance with any current Environmental Law in the future. To the Company’s knowledge, no current or prior owner of any property leased or possessed by the Company and the Subsidiaries has received any notice or other communication (in writing or otherwise), whether from a government body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company and the Subsidiaries is not in compliance with any Environmental Law. All Environmental Permits currently held by the Company and the Subsidiaries pursuant to any Environmental Law (if any) are identified in Schedule 3.21.1 of the Company Disclosure Letter.

3.21.2 For purposes of this Section 3.21: (a) “Environmental Law” means any federal, state or local statute, law, regulation or other legal requirement existing as of the date of this Agreement and the Closing Date, as the case may be, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (b) “Material of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substances that are currently regulated by an Environmental Law.

3.22 Board Actions. The Company’s Board of Directors (a) has unanimously determined that the Merger is advisable and in the best interests of the Company Stockholders and is on terms that are fair to such Company Stockholders and has recommended the Merger to the Company Stockholders, and (b) shall submit the Merger and this Agreement to the vote and approval of the Company Stockholders.

3.23 No Existing Discussions. Neither the Company nor any director, officer, stockholder, employee or agent (or any investment banker, broker, finder or similar party) of the Company is, or since September 21, 2003 has been, engaged, directly or indirectly, in any discussions or negotiations with any third party relating to any Alternative Transaction.

3.24 Inventory. The Company’s and the Subsidiaries’ inventory (the “Inventory”) is of good and merchantable quality in all material respects, and none of which is obsolete, damaged or defective, except for items which have been written off, or for which adequate reserves have been provided, in the most recently prepared balance sheet of the Company prior to the date this representation is provided.

3.25 Accounts Receivable. The accounts receivable shown on the Balance Sheet arose in the Company’s and the Subsidiaries’ ordinary course of business, consistent with its past practices and have been recorded in accordance with GAAP consistently applied. Allowances for doubtful accounts and warranty returns are reasonable and have been prepared in accordance with GAAP consistently applied and in accordance with Company’s past practices. The Company’s and the Subsidiaries’ receivables arising after the Balance Sheet Date and before the Closing Date arose or will arise in the Company’s and the Subsidiaries’ ordinary course of business based on bona fide sales, consistent with its past practices, and have been or will be recorded in accordance with GAAP consistently applied. To the knowledge of the Company, none of the Company’s and the Subsidiaries’ receivables is subject to any material claim of offset, recoupment, setoff or counter-claim for which the Company has received written notice, and the Company and the Subsidiaries have no knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No material amount of receivables is contingent upon the performance by the Company or any Subsidiary of any obligation or contract other than normal warranty repair and replacement. No person has any lien on any of such receivables, and no agreement for deduction or discount has been made with respect to any of such receivables. The Company has delivered to Acquirer, and will deliver to Acquirer prior to Closing, a statement of aging of the Company’s and the Subsidiaries’ accounts receivable as of the date of such delivery organized by customer, that is true, correct and complete in all material respects and which indicates the amounts of allowances for doubtful accounts and warranty returns and the amounts of accounts receivable which are subject to asserted warranty claims.

3.26 Customers. Schedule 3.26 of the Company Disclosure Letter lists the customers who, in the year ended July 31, 2003, were the twenty (20) largest sources of revenues for the Company and the Subsidiaries, based on amounts paid (each, a “Significant Customer”). The Company and the Subsidiaries have no outstanding material disputes concerning its products and/or services with any Significant Customer, and the Company has no knowledge of any material dissatisfaction on the part of a Significant Customer with respect to the Company’s products and services nor any intent on the part of a Significant Customer to (a) terminate any Contract between such Significant Customer and the Company or its Subsidiaries, (b) refuse to pay any material amount due from such Significant Customer to the Company or its Subsidiaries, (c) return a material amount of the products of the Company or its Subsidiaries, or (d) seek the exercise of any material remedy against the Company or any Subsidiary.

3.27 Suppliers. Schedule 3.27 of the Company Disclosure Letter lists the suppliers who, in the year ended July 31, 2003, were the three (3) largest suppliers of goods and services to the Company and the Subsidiaries, based on amounts paid (each, a “Significant Supplier”). The Company and the Subsidiaries have no outstanding material disputes concerning the products and/or services provided by any Significant Supplier, and neither the Company nor any Subsidiary has any intent of (a) terminating any Contract with any Significant Supplier, (b)

refusing to pay any material amount due to any Significant Supplier, (c) returning any material amount of products to any Significant Supplier or (d) seeking to exercise any material remedy against any Significant Supplier. The Company has no knowledge that any Significant Supplier intends to terminate any Contract between such Significant Supplier and the Company or any of its Subsidiaries or seek to exercise any material remedy against the Company or any of its Subsidiaries.

3.28 Privacy. The Company and the Subsidiaries have not collected any personally identifiable information from any third parties. The Company and the Subsidiaries have provided adequate notice of its privacy practices in its privacy policy or policies, which policy or policies (and the periods such policy or policies have been in effect) are set forth in Schedule 3.28 of the Company Disclosure Letter. The Company’s and the Subsidiaries’ privacy policy is and has been available on the Company Websites (as defined below) at all times during the periods indicated on Schedule 3.28. The Company’s and the Subsidiaries’ privacy practices conform, and at all times have conformed, in all material respects to their privacy policy. The Company and the Subsidiaries have complied in all material respects with all Applicable Laws relating to (a) the privacy of users of the Company’s and the Subsidiaries’ products and services and all Internet websites owned, maintained or operated by the Company and the Subsidiaries (the “Company Websites”), and (b) the collection, storage and transfer of any personally identifiable information collected by the Company and the Subsidiaries or by third parties having authorized access to the Company’s and the Subsidiaries’ records. The Company’s and the Subsidiaries’ privacy policy conforms, and at all times has conformed, in all material respects with all of the Company’s and the Subsidiaries’ contractual commitments to its customers and the viewers of the Company Websites. Each of the Company Websites and all materials distributed or marketed by the Company and the Subsidiaries have at all times made all disclosures to users or customers required by Applicable Laws, and none of such disclosures made or contained in any Company Website or in any such materials have been inaccurate, misleading or deceptive or in violation of any Applicable Laws.

3.29 Information Statement. None of the information contained in the Information Statement to be delivered to the Company Stockholders in connection with this Agreement (other than information regarding Acquirer which was delivered by Acquirer to the Company in connection with this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements were made, not misleading.

3.30 Disclosure. Neither this Agreement (including its Exhibits and Schedules and the Company Disclosure Letter) nor any of the Company Ancillary Agreements delivered by the Company to Acquirer under this Agreement, taken together, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB

Acquirer and Merger Sub represent and warrant to the Company that, except as set forth in a numbered or lettered section of the letter addressed to the Company from Acquirer and dated as of the Agreement Date (including all Schedules thereto) that has been delivered by Acquirer to the Company concurrently herewith (the “Acquirer Disclosure Letter”) referencing a representation, warranty or statement herein, each of the representations, warranties and statements contained in the following Sections of this Article 4 is true and correct as of the Agreement Date and shall be true and correct on and as of the Closing Date. For all purposes of this Agreement, the statements contained in the Acquirer Disclosure Letter and its Schedules shall also be deemed to be representations and warranties made and given by Acquirer and Merger Sub under Article 4. Information disclosed in any numbered or lettered part of the Acquirer Disclosure Letter shall be deemed to relate to and to qualify the particular provision set forth in the corresponding numbered or lettered section of this Agreement and any other provision to which the relevance of such information is readily apparent from the text of such disclosure.

4.1 Organization and Good Standing. Acquirer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as proposed to be conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquirer owns all of the issued and outstanding capital stock of Merger Sub. Each of Acquirer and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate have a Material Adverse Effect on Acquirer or Merger Sub. Acquirer has made available to the Company true and complete copies of the currently effective Certificate of Incorporation and Bylaws of Acquirer, each as amended to date, and the currently effective Certificate of Incorporation and Bylaws of Merger Sub. Neither Acquirer nor Merger Sub is in violation of its Certificate of Incorporation or Bylaws.

4.2 Power, Authorization and Validity.

4.2.1 Power and Authority. Acquirer has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Acquirer Ancillary Agreements and to consummate the Merger and the other transactions contemplated hereby and thereby. The Merger and the execution, delivery and performance by Acquirer of this Agreement, each of the Acquirer Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Acquirer. Merger Sub has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Merger Sub Ancillary Agreements and to consummate the Merger and the other transactions contemplated hereby and thereby. The

Merger and the execution, delivery and performance by Merger Sub of this Agreement, each of the Merger Sub Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Merger Sub. The Board of Directors of each of Acquirer and Merger Sub has unanimously determined that the Merger is advisable and in the best interests of the stockholders of Acquirer and Merger Sub, respectively. No vote of the stockholders of Acquirer is necessary or required in connection with the consummation of the Merger.

4.2.2 No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, or any other person, governmental or otherwise, is necessary or required to be made or obtained by Acquirer or Merger Sub to enable Acquirer and Merger Sub to lawfully execute and deliver, enter into, and perform its, obligations under this Agreement, each of the Acquirer Ancillary Agreements and each of the Merger Sub Ancillary Agreements or to consummate the Merger, except for: (a) the filing of the Certificate of Merger with the Delaware Secretary of State; (b) the filing by Acquirer of such reports and information with the SEC under the Exchange Act, and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (c) any required authorization, approval or consent required under any Antitrust Law; (d) such other filings as may be required by the Nasdaq Stock Market with respect to the Merger and the other transactions contemplated by this Agreement, and the assumption of Company Options by Acquirer in the Merger; (e) such filings as may be required in connection with the Permit Application and the Hearing; and (f) such other filings, if any, as may be required in order for Acquirer to comply with applicable federal and state securities laws.

4.2.3 Enforceability. This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub. This Agreement and each of the Acquirer Ancillary Agreements are, or when executed and delivered by Acquirer will be, valid and binding obligations of Acquirer, enforceable against Acquirer in accordance with their respective terms, subject to the effect of (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally, and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. This Agreement and each of the Merger Sub Ancillary Agreements are, or when executed and delivered by Merger Sub will be, valid and binding obligations of Merger Sub, enforceable against Merger Sub in accordance with their respective terms, subject to the effect of (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

4.3 No Conflict. Neither the execution and delivery of this Agreement, any of the Acquirer Ancillary Agreements or any of the Merger Sub Ancillary Agreements by Acquirer or Merger Sub, as applicable, nor the consummation of the Merger or any other transaction contemplated hereby or thereby, shall conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under: (a) any provision of the Certificate of Incorporation or Bylaws of Acquirer or Merger Sub, each as currently in effect; (b) any federal, state, local or foreign judgment, writ, decree, order, law, statute, rule or regulation applicable to Acquirer, Merger Sub or any of their respective material assets or properties; or (c) any Contract, including any instrument, permit, mortgage, lease, license, understanding, letter of intent or memorandum of understanding (whether written or oral), to which Acquirer or any of its subsidiaries is a party or by which Acquirer or any of its subsidiaries or any of its material assets or properties are bound, except in the cases of clauses (b) and (c) where such conflict, termination, breach, impairment, violation or default would not have a Material Adverse Effect on Acquirer or Merger Sub.

4.4 Capital Structure. The authorized capital stock of Acquirer consists of 500,000,000 shares of Acquirer Common Stock and 10,000,000 shares of Acquirer Preferred Stock, of which 81,987,529 shares of Acquirer Common Stock and no shares of Acquirer Preferred Stock were issued and outstanding as of the close of business on September 30, 2003. All outstanding shares of capital stock of Acquirer have been duly authorized and validly issued, and are fully paid and nonassessable. As of the close of business on September 30, 2003, an aggregate of 27,769,187 shares of Acquirer Common Stock were reserved for issuance pursuant to Acquirer’s stock option plans and employee stock purchase plan (subject to increase for any expiration, termination, lapse or forfeiture of currently outstanding options and any forfeiture or repurchase of currently outstanding unvested shares under Acquirer’s stock option plans and employee stock purchase plan), and options to purchase 11,943,054 shares of Acquirer Common Stock were outstanding pursuant to Acquirer’s stock option plans. The Acquirer Common Stock constitutes the only class of equity securities of Acquirer or any of its subsidiaries registered or required to be registered under the Exchange Act. The shares of Acquirer Common Stock to be issued in the Merger have been duly authorized and reserved for issuance and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, nonassessable and free of any preemptive right created by statute, the Certificate of Incorporation or Bylaws of Acquirer or any agreement to which Acquirer is a party or by which it is bound. The authorized capital stock of Merger Sub consists solely of 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding. All of the outstanding shares of Merger Sub Common Stock are owned by Acquirer and are not subject to any preemptive rights.

4.5 SEC Documents; Acquirer Financial Statements. Acquirer has made available to the Company each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement and other filing filed with the SEC by Acquirer since December 10, 2001 (collectively, the “Acquirer SEC Documents”). In addition, Acquirer has made available to the Company all exhibits (subject to redaction) to the Acquirer SEC Documents filed prior to the Agreement Date and, upon the Company’s request, will promptly make available to the Company all exhibits (subject to redaction) to any additional Acquirer SEC Documents filed prior to the Effective Time. As of their respective filing dates (or if amended or supplemented by a filing, then on the date of such subsequent filing), the Acquirer SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Acquirer SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Acquirer SEC Document. The financial statements of Acquirer, including the related notes thereto, included in the Acquirer SEC Documents (the “Acquirer Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates and were prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act). The Acquirer Financial Statements fairly present in all material respects the consolidated financial condition and operating results of Acquirer and its subsidiaries at the dates and during the periods indicated therein (except that unaudited statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments). Except for obligations and liabilities reflected in the Acquirer Financial Statements, Acquirer has no material off-balance sheet obligation or liability of any nature (matured or unmatured, fixed or contingent) to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by Acquirer.

4.6 Litigation. There is no action, suit, arbitration, mediation, proceeding or claim pending, or to Acquirer’s knowledge, threatened, or to Acquirer’s knowledge, investigation pending, against Acquirer or any of its subsidiaries (or any of their respective officers, or directors in their capacities as such) before any agency, court, Governmental Authority, arbitrator or mediator that would reasonably be expected to prevent, enjoin or materially alter or delay any of the transactions contemplated by this Agreement, or that if determined adversely to Acquirer or any of its subsidiaries or any of their respective officers or directors (in their capacities as such), would have a Material Adverse Effect on Acquirer. There is no judgment, decree or order outstanding against Acquirer or any of its subsidiaries that would reasonably be expected to prevent, enjoin or materially alter or delay any of the transactions contemplated by this Agreement or that would be reasonably expected to have a Material Adverse Effect on Acquirer.

4.7 Information Statement. None of the information that is contained in the Information Statement that is to be delivered to the Company Stockholders in connection with this Agreement that has been supplied by Acquirer (other than information regarding the Company, the Subsidiaries and the Company Stockholders which was delivered (or made available) by the Company to Acquirer in connection with this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements were made, not misleading.

4.8 Absence of Certain Changes. Since June 30, 2003, there has been no Material Adverse Effect with respect to Acquirer.

ARTICLE 5

CONDUCT PRIOR TO CLOSING

During the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 10, the Company covenants and agrees with Acquirer as follows:

5.1 Conduct of Business. The Company shall use reasonable efforts to conduct the Company Business and maintain its business relationships in the ordinary and usual course consistent with its past practices. The Company shall use reasonable efforts to carry on and preserve the Company Business and its relationships with customers, advertisers, suppliers, employees and others with whom the Company has contractual relations in substantially the same manner as it has prior to the Agreement Date consistent with its past practices. If the Company becomes aware of a material deterioration in the relationship with any key customer, key advertiser, key supplier or key employee, it shall promptly bring such information to Acquirer’s attention in writing and, if requested by Acquirer, shall exert reasonable commercial efforts to promptly restore the relationship.

5.2 Prohibited Actions. The Company shall not, without Acquirer’s prior written consent:

(a) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person;

(b) lend any money, other than reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of the Company’s business consistent with its past practices, or prepay any indebtedness;

(c) enter into any material transaction or any material Contract or take any other action, in each case, not in the ordinary course of the Company’s business consistent with its past practices;

(d) grant any Encumbrance on any of its assets (other than a Permitted Encumbrance);

(e) sell, transfer or dispose of any of its assets except for the sale and license of its products and services in the ordinary course of the Company’s business consistent with its past practices;

(f) acquire any material assets outside of the ordinary course of business consistent with past practice;

(g) enter into any material lease or other Contract for the purchase or sale of any material property, whether real or personal, tangible or intangible, except for the sale and license of its products and services in the ordinary course of the Company’s business consistent with its past practices;

(h) pay any bonus, increased salary, severance or special remuneration to any officer, director, employee or consultant (except pursuant to arrangements disclosed in writing to Acquirer prior to the Agreement Date or disclosed in writing subsequent to the Agreement Date and approved in writing by Acquirer) or amend or enter into any employment or consulting Contract with any such person except in connection with the hire of new employees as contemplated by Section 5.2(i) below;

(i) hire any employees or consultants except with Acquirer’s prior written consent, which written consent shall not be unreasonably withheld;

(j) make any material change in its accounting methods except as required by changes in GAAP;

(k) declare, set aside or pay any cash or stock dividend or other distribution in respect of its capital stock, or redeem, repurchase or otherwise acquire any of its capital stock or other securities (except for the repurchase of stock from its employees, directors, consultants or contractors in connection with the termination of their services pursuant to pre-existing stock option or purchase agreements), or pay or distribute any cash or property to any of its stockholders or security holders or make any other cash payment to any of its stockholders or security holders (other than to its employees and consultants in connection with services rendered by such individuals to the Company);

(l) amend or terminate any material Contract, including any license, to which it is a party outside of the ordinary course of business;

(m) waive or release any material right or claim outside the ordinary course of business;

(n) issue, sell, create or authorize any shares of its capital stock (other than pursuant to the exercise of Company Options or conversion of shares of Company Preferred Stock , in each case that are outstanding on the Agreement Date);

(o) issue, grant or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue shares of its capital stock or any securities that are potentially exchangeable for, or convertible into, shares of its capital stock, other than the grant of options to newly hired employees to purchase shares of Company Common Stock, consistent with past practices, at an exercise price per share equal to the fair market value of the Company Common Stock on the date of grant and otherwise pursuant to the Company’s standard form option agreement and provided that the vesting of such options does not accelerate in connection with the Merger or any of the other transactions contemplated hereby and that such options vest over a four-year period with not more than twenty-five percent (25%) vesting at the end of the first year following the date of grant and not more than 2.0833% vesting each full calendar month thereafter;

(p) subdivide, split, combine or reverse split the outstanding shares of its capital stock of any class or series or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or series or affecting any other of its securities;

(q) merge, consolidate or reorganize with, acquire, or enter into any other business combination with any corporation, partnership, limited liability company or any other entity (other than Acquirer or Merger Sub) or enter into any negotiations, discussions or agreement for such purpose;

(r) amend its Certificate of Incorporation or Bylaws;

(s) license any of its technology or Intellectual Property except in the ordinary course of the Company’s business consistent with the its past practices, or acquire any

Intellectual Property (or any license thereto) from any third party (other than the purchase of “off the shelf” software licenses), except with the prior written consent of Acquirer, which consent shall not be unreasonably withheld or delayed;

(t) materially change any insurance coverage;

(u) agree to any material audit assessment by any taxing authority;

(v) modify or change the exercise or conversion rights or exercise or purchase prices of any of its capital stock, any of its stock options, warrants or other securities, or accelerate or otherwise modify (except as contemplated by the Amendment Agreement) (i) the right to exercise any option, warrant or other right to purchase any of its capital stock or other securities or (ii) the vesting or release of any shares of its capital stock or other securities from any repurchase options or rights of refusal held by it or any other party or any other restrictions;

(w) initiate or settle any litigation, action, suit, proceeding, arbitration or material claim; or

(x) agree to do any of the things described in the preceding clauses 5.2(a) through 5.2(w).

5.3 Third Party Consent Payments. Notwithstanding the provisions of Section 5.2 above, if required in order to obtain the consent of any counterparty to any of the contracts listed on Schedule 9.11 with respect to the assignment of such contract in connection with the Merger, the Company shall be permitted to make payment to such party in an amount determined to be necessary, in the sole discretion of the Company, for the purposes of obtaining such consent provided that, prior to making any such payment, the Company shall provide written notice to Acquirer of its intent to make such payment and the amount thereof.

ARTICLE 6

COVENANTS

6.1 Regulatory Approvals.

6.1.1 Each of the Company and Acquirer shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether federal, state, local or foreign, which may be reasonably required, or which the Company or Acquirer may reasonably request from the other, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement or any Company Ancillary Agreement, Acquirer Ancillary Agreement or Merger Sub Ancillary Agreement. Each of the Company and Acquirer shall use its reasonable efforts to obtain, and to cooperate with the other to promptly obtain, all such authorizations, approvals and consents. Without limiting the generality or effect of the foregoing, each of the Company and Acquirer shall, as soon as practicable, and in any event no later than ten (10) business days after the Agreement Date, make any initial filings required under the HSR Act. The parties hereto shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal or state antitrust or fair trade law.

6.1.2 Each of the Company and Acquirer shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Acquirer shall cooperate and use its reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an “Order”), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless the Company and Acquirer shall agree in writing that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that neither the Company nor Acquirer shall have any obligation to litigate any administrative or judicial action or proceeding or any Order beyond the earlier of (i) sixty (60) days after the date of this Agreement and (ii) the date of a ruling preliminarily enjoining the Merger issued by a court of competent jurisdiction. Each of the Company and Acquirer shall use its reasonable efforts to take such actions as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. The Company and Acquirer shall take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Authority with jurisdiction over the enforcement of any Applicable Laws regarding the transactions contemplated hereby: (i) entering into negotiations; (ii) providing information required by law or governmental regulation; and (iii) substantially complying with any second request for information pursuant to the Antitrust Laws.

6.1.3 Notwithstanding anything in this Agreement to the contrary, neither Acquirer nor any of its affiliates shall be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Acquirer, any of its affiliates or the Company, or the holding separate of the shares of Company Common Stock or imposing or seeking to impose any limitation on the ability of Acquirer or any of its Subsidiaries or affiliates to own, retain, use or operate any of its products, services, properties or assets (including equity, properties or assets of the Company) or any limitation on the ability of the Company to own, retain, use or operate any of its products, services, properties or assets or seeking a disposition or divestiture of any such properties or assets (any of the foregoing, a “Divestiture”).

6.2 Necessary Consents. The Company shall use its reasonable efforts to promptly obtain such written consents and authorizations of third parties, give notices to third parties and take such other actions as may be necessary or appropriate in order to effect the consummation of the Merger and the other transactions contemplated by this Agreement, to enable the Surviving Corporation to carry on the Company Business immediately after the Effective Time and to keep in effect and avoid the breach, violation of, termination of, or adverse change to any Contract to which the Company is a party or is bound or by which any of its assets is bound.

6.3 Litigation. The Company shall notify Acquirer in writing promptly after learning of any claim, action, suit, arbitration, mediation, proceeding or investigation by or before any court, arbitrator or arbitration panel, board or governmental agency, initiated by or against it, or known by the Company to be threatened against the Company or any of its officers, directors, employees or stockholders in their capacity as such.

6.4 No Other Negotiations. The Company shall not, and shall not authorize, encourage or permit any of its officers, directors, employees, stockholders, affiliates or agents or any attorney, investment banker or other person on its behalf to, directly or indirectly: (i) solicit, initiate, encourage or induce the making, submission or announcement of any offer or proposal from any person (other than Acquirer) concerning any Alternative Transaction or take any other action that could reasonably be expected to lead to an Alternative Transaction with any person (other than Acquirer) or a proposal therefor; (ii) consider any inquiry, offer or proposal received from any person (other than Acquirer) concerning any Alternative Transaction (other than to respond to such inquiry, offer or proposal by indicating that the Company is not interested in any Alternative Transaction); (iii) furnish any information regarding the Company to any person (other than Acquirer) in connection with or in response to any inquiry, offer or proposal for or regarding any Alternative Transaction (other than to respond to such inquiry, offer or proposal by indicating that the Company is not interested in any Alternative Transaction); (iv) participate in any discussions or negotiations with any person (other than Acquirer) with respect to any Alternative Transaction (other than to respond to such inquiry, offer or proposal by indicating that the Company is not interested in any Alternative Transaction); (v) otherwise cooperate with, facilitate or encourage any effort or attempt by any person (other than Acquirer) to effect any Alternative Transaction; or (vi) execute, enter into or become bound by any letter of intent, memorandum of understanding, Contract or understanding between the Company and any person (other than Acquirer) that is related to, provides for or concerns any Alternative Transaction. The Company shall promptly notify Acquirer orally and in writing of any inquiries or proposals received by the Company or any of its directors, officers, stockholders, employees or agents (or any attorneys, investment bankers or other persons on its behalf) regarding any Alternative Transaction and shall identify the person making the inquiry or proposal and the nature and terms of any inquiry or proposal. Any violation of the restrictions set forth in this Section 6.4 by any director, officer, employee or agent of the Company or any attorney, investment banker or other representative of the Company shall be deemed a breach of this Section 6.4 by the Company. As used herein, the term “Alternative Transaction” means any commitment, agreement or transaction involving or providing for (a) the possible disposition of all or any substantial portion of the business, assets (including intangible assets) or capital stock of the Company, whether by way of merger, consolidation, sale of assets, license of Company IP Rights other than in the ordinary course of business, sale of stock, stock exchange, tender offer and/or any other form of business combination, or (b) any initial public offering of capital stock or other securities of the Company pursuant to a registration statement filed under the Securities Act.

6.5 Access to Information. The Company shall allow Acquirer and its agents reasonable access at reasonable times to the files, books, records, technology, contracts, personnel and offices of the Company, including any and all information relating to the Company’s taxes, Contracts, leases, licenses, liabilities, financial condition and real, personal and intangible property, subject to the terms of the nondisclosure agreement between Acquirer and the Company dated September 11, 2003 (the “Nondisclosure Agreement”) and subject to any Applicable Law relating to the privacy of individually identifiable employee information. Any access to the Company’s offices shall be subject to the Company’s reasonable security measures and insurance requirements. The Company shall cause its accountants to cooperate with Acquirer and Acquirer’s agents in making available all financial information reasonably requested by Acquirer, including the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants. The Company acknowledges that no information obtained in any investigation of the Company by Acquirer or its representatives shall affect or be deemed to modify any representation or warranty of the Company contained herein or in any certificate, schedule, exhibit, or the Company Disclosure Letter delivered pursuant hereto, the conditions to the obligations of the parties to consummate the Merger or the indemnification rights set forth in Article 11.

6.6 Satisfaction of Conditions Precedent. The Company shall use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Article 9, and the Acquirer shall use its commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Article 8, and each of the parties shall use its commercially reasonable efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

6.7 Company Benefit Arrangements. Upon Acquirer’s written request (no later than five (5) business days prior to the Closing Date), the Company shall terminate (a) any Company Benefit Arrangement and any employee leasing arrangement or professional employee organization immediately prior to the Effective Time and (b) any and all group severance, separation, retention and salary continuation plans, programs or arrangements (other than agreements entered into by certain individuals to effect transactions contemplated by this Agreement) prior to the Closing Date. Following the Closing Date, Acquirer shall arrange for each participant in the Company Benefit Arrangements (the “Company Participants”) (including all dependents) who becomes an Acquirer employee (or an employee of any Acquirer subsidiary or affiliate) after the Closing Date to be eligible for the same benefits in the aggregate as those received by Acquirer employees with similar positions and responsibilities, except pursuant to Acquirer’s ESPP (as defined below). Each Company Participant, to the extent permitted by law, applicable tax qualification requirements, the terms of Acquirer’s employee benefit plans (as such plans may be readily amended) and the carriers administering such plans, and subject to any applicable break in service or similar rule, shall receive credit for all purposes, including for eligibility to participate, matching contributions, and vesting under Acquirer employee benefit plans, for years of service with the Company (and its Subsidiaries and predecessors) prior to the Closing Date (except to the extent such service credit will result in duplication of benefits), provided that Acquirer shall use reasonable efforts to obtain the consent of its employee benefit plan carriers to such service credit. If applicable, to the extent permitted by law, applicable tax qualification requirements, the terms of Acquirer’s employee benefit plans (as such plans may be readily amended) and the carriers administering such plans, Acquirer shall cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any Acquirer employee benefit plans to be waived with respect to such Company Participants and their eligible dependents and shall provide them with credit for any co-payments and deductibles (or similar payments) made during the plan year including the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Acquirer employee benefit plans in which they are eligible to participate after the Closing Date. Acquirer agrees that, from and after the Closing Date, the Company employees who become employees of Acquirer or any of its subsidiaries may participate in the employee stock purchase plan sponsored by Acquirer (the “Acquirer ESPP”), subject to the terms and conditions of the Acquirer ESPP, and that service with the Company shall be treated as service with Acquirer or its subsidiaries for determining eligibility of the Company’s employees under the Acquirer ESPP.

6.8 Information Statement; Fairness Hearing and Permit.

6.8.1 As soon as reasonably practicable after the execution of this Agreement, (i) Acquirer shall prepare, with the cooperation of the Company, the application for permit (the “Permit Application”) in connection with the Hearing (as defined below) and the notice sent to the holders of the Company Capital Stock pursuant to, and meeting the requirements of Article 2 of Subchapter 1 of the California Administrative Code, Title 10, Chapter 3, Subchapter 2, as amended (the “Hearing Notice”), concerning the hearing (the “Hearing”) held by the California Commissioner to consider the terms and conditions of this Agreement and the Merger and the fairness of such terms and conditions pursuant to Section 25142 of the California Corporate Securities Law of 1968, as amended, and the rules promulgated thereunder (“California Securities Law”), and (ii) the Company shall prepare, with the cooperation of Acquirer, an information statement relating to this Agreement and the transactions contemplated hereby (the “Information Statement”). The Company shall prepare the Information Statement based on a form prepared by Acquirer. Each of the Company and Acquirer shall use its reasonable efforts to cause the Permit Application, the Hearing Notice and the Information Statement to comply with all requirements of applicable federal and state securities laws. Each of the Company and Acquirer shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Permit Application, the Hearing Notice or the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Permit Application, the Hearing Notice and the Information Statement. The Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Acquirer Common Stock to be received by the holders of Company Stock and/or Company Options in the Merger and an information statement for solicitation of stockholder consent with respect to the adoption of the Merger Agreement and the approval of the Merger. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Permit Application or Information Statement, the Company and Acquirer shall cooperate in delivering any such amendment or supplement to all the holders of Company Stock and/or Company Options and/or filing any such amendment or supplement with the California Commissioner of Corporations (the “California Commissioner”) or its staff and/or any other government officials. The Information Statement shall include the unqualified recommendation of the Board of Directors of the Company in favor of adoption of this Agreement and approval of the Merger and the conclusion of the Board of Directors of the Company that the terms and conditions of the Merger and this Agreement are fair, advisable and in the best interests of the Company and its securityholders. Anything to the contrary contained herein notwithstanding, the Company shall not include in the Information Statement any information with respect to Acquirer or its affiliates or associates, the form and content of which information shall not have been approved by Acquirer prior to such inclusion; provided, however, that Acquirer shall not withhold approval of any information reasonably required to be included by federal or state law or the California Commissioner.

6.8.2 Each of Acquirer and the Company shall use its reasonable efforts (i) to cause to be filed with the California Commissioner, as soon as reasonably practicable following the execution of this Agreement, and in any event within ten (10) business days after the date hereof, the Permit Application and the Hearing Notice and (ii) to obtain, as soon as practicable following the execution of this Agreement, the Permit such that the issuance of the Acquirer Common Stock in connection with the Merger shall be exempt pursuant to Section 3(a)(10) of the Securities Act from the registration requirements of Section 5 of the Securities Act. The Company and Acquirer shall notify each other promptly of the receipt of any comments from the California Commissioner or its staff and of any request by the California Commissioner or its staff or any other government officials for amendments or supplements to any of the documents filed therewith or any other filing or for additional information and shall provide each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the California Commissioner, or its staff or any other government officials, on the other hand, with respect to the filing.

6.8.3 As soon as permitted by the California Commissioner, the Company shall deliver by personal delivery or reputable overnight courier the Hearing Notice to all holders of the Company Stock and/or Company Options entitled to receive such notice under California Securities Law. If the California Commissioner issues the Permit, then as soon as practicable thereafter the Company shall deliver by personal delivery or reputable overnight courier the Information Statement to all holders of the Company Stock and/or Company Options. Except for the delivery of the Information Statement in accordance with the terms hereof, the Company shall not, and shall cause each Subsidiary not to, directly or indirectly, solicit the vote of any holder of Company Stock and/or Company Options in connection with the Merger in violation of any applicable federal or state securities laws.

6.8.4 Each of the Company and Acquirer shall use its reasonable efforts to cause the information relating to the Company and Acquirer included in the Hearing Notice, the Permit Application and the Information Statement to not, at the time the Hearing Notice is delivered to holders of Company Stock and/or Company Options, at the time the Information Statement is delivered to holders of Company Stock and/or Company Options and at all times subsequent thereto (through and including the Effective Time), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall promptly advise Acquirer, and Acquirer shall promptly advise the Company, in writing if at any time prior to the Effective Time either the Company or Acquirer shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Hearing Notice, the Permit Application, and/or the Information

Statement, in order to make the statements contained or incorporated by reference therein not misleading or to comply with Applicable Law. The Company and Acquirer shall cooperate in delivering any such amendment or supplement to all the holders of Company Stock and/or Company Options and/or filing any such amendment or supplement with the California Commissioner or its staff and/or any other government officials.

6.8.5 In the event that the California Commissioner notifies Acquirer or the Company of the California Commissioner’s determination not to grant the Hearing, not to permit the mailing of the Notice of Hearing and/or not to issue the Permit (or that any of the foregoing will be conditioned upon a material alteration to the terms of this Agreement, any exhibit or schedule hereto or the transactions contemplated hereby or thereby), then Acquirer shall file a registration statement on Form S-4 (or any similar successor form thereto) with the SEC in connection with the issuance of shares of Acquirer Common Stock in the Merger, together with a proxy statement/prospectus to be filed with the SEC as part of the registration statement on Form S-4. Each of the Company and Acquirer will provide each other with any information which may be required in connection with the preparation and filing of the proxy statement/prospectus and the registration statement on Form S-4. Each of the Company and Acquirer will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the registration statement on Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and the Company and Acquirer will cause the proxy statement/prospectus to be mailed to the Company Stockholders at the earliest practicable time after the registration statement on Form S-4 is declared effective by the SEC. Each of the Company and Acquirer will notify the other promptly (i) upon the occurrence of any event which is required to be set forth in an amendment or supplement to the proxy statement/prospectus or the registration statement on Form S-4 or (ii) upon the receipt of any comments from the SEC or its staff or any request by the SEC or its staff for amendments or supplements to proxy statement/prospectus or the registration statement on Form S-4 or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff on the other hand, with respect to the proxy statement/prospectus or the registration statement on Form S-4.

6.9 Approval of the Company Stockholders.

6.9.1 As soon as practicable (and in any event no later than ten (10) days) after the date the California Commissioner issues the Permit or, in the event that Acquirer elects to proceed with the filing of the registration statement on Form S-4 pursuant to Section 6.8.5, as soon as practicable (and in any event, to the extent permissible under Applicable Law, within ten (10) days) after the declaration of effectiveness of the registration statement on Form S-4, the Company shall take all action necessary in accordance with this Agreement, the Delaware Law, (the California Law, if applicable) and the Certificate of Incorporation and Bylaws of the Company to obtain the written consent of the Company Stockholders for the approval and adoption of this Agreement and approval of the Merger and the other transactions contemplated by this Agreement (the “Company Stockholder Approval”). The Company’s obligation to obtain the Company Stockholder Approval shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Alternative Transaction or any subsequent action by the Company’s Board of Directors.

6.9.2 The Company’s Board of Directors shall unanimously recommend that the Company Stockholders vote in favor of and approve and adopt this Agreement and the Company Ancillary Agreements and approve the Merger in connection with obtaining the Company Stockholder Approval. The Information Statement shall include a statement to the effect that the Board of Directors of the Company has unanimously recommended that the Company Stockholders vote in favor of and approve and adopt this Agreement and approve the Merger. Neither the Company’s Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Acquirer, the recommendation of the Company’s Board of Directors that the Company Stockholders vote in favor of and approve and adopt this Agreement and the Company Ancillary Agreements and approve the Merger.

6.9.3 The Company shall use its reasonable efforts to obtain approval by such percentage of the Company’s outstanding voting securities as is required by the terms of Section 280G(b)(5)(B) of the Code to avoid the treatment of any payment or benefit under any Contract, including those entered into in connection with this Agreement, the Merger and the transactions contemplated hereby, as a parachute payment under the federal tax laws, and to cause such stockholder approval to have been obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such proposed regulations.

6.10 Termination of Investor Documents. The Company shall cause each of the Second Amended and Restated Voting Agreement, dated February 10, 2003, by and among the Company and certain Company Stockholders (the “Company Voting Agreement”), the Second Amended and Restated Investors’ Rights Agreement, dated February 10, 2003, by and among the Company and certain Company Stockholders (the “Company Rights Agreement”), the Second Amended and Right of First Refusal and Co-Sale Agreement, dated February 10, 2003, by and among the Company and certain Company Stockholders (the “Company ROFR Agreement”) and the Management Rights Agreement, dated January 24, 2002, by and between the Company and New Enterprise Associates (the “Company Management Rights Agreement”) to be terminated, effective as of the Closing, in accordance with their respective terms, and the Company shall cause the parties to the Company Voting Agreement, the Company Rights Agreement, the Company ROFR Agreement and the Company Management Rights Agreement to waive all of their respective rights thereunder, effective as of, and contingent upon, the Closing. The Company hereby consents to the termination of the Company Voting Agreement, the Company Rights Agreement, the Company ROFR Agreement and the Company Management Rights Agreement to the extent that such consent is required to terminate the Company Voting Agreement, the Company Rights Agreement, the Company ROFR Agreement and the Company Management Rights Agreement pursuant to the terms of such agreements.

6.11 Securities Laws. Acquirer shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the Merger; provided, however, that Acquirer shall not be required to qualify to do business or execute a general consent to service of process in any jurisdiction. The Company shall use its reasonable efforts to assist Acquirer, to the extent necessary, to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the Merger.

6.12 Reorganization. The Company and Acquirer shall cooperate and take all commercially reasonable actions as may be necessary to qualify the Merger as a “reorganization” under Section 368(a) of the Code.

6.13 Employees. The Company shall use its reasonable efforts to secure for employment, after the Closing by Acquirer, all of the Specified Employees and at least 75% of the employees of the Company listed in Exhibit E (the “Other Employees”) and to cause each such Other Employee to execute and deliver to Acquirer (i) an Offer Letter to be effective subject to and as of the Effective Time and (ii) a Confidentiality Agreement to be effective subject to and as of the Effective Time. In addition, the Company will use its reasonable efforts to cause each employee listed on Exhibit D-1 and Exhibit D-2 to execute and deliver to Acquirer the Amendment Agreements to be entered into by such employee. The Company shall promptly notify Acquirer if the Company becomes aware that any of the Specified Employees intends to leave the employ of the Company.

6.14 Advice of Changes. The Company shall promptly advise Acquirer in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of the Company contained in Article 3, if made on or as of the date of such event or the Closing Date, untrue or inaccurate and (b) any breach of any covenant or obligation of the Company pursuant to this Agreement or any Company Ancillary Agreement. Acquirer shall promptly advise the Company in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of Acquirer or Merger Sub contained in Article 4, if made on or as of the date of such event or the Closing Date, untrue or inaccurate and (b) any breach of any covenant or obligation of Acquirer or Merger Sub pursuant to this Agreement, any Acquirer Ancillary Agreement or any Merger Sub Ancillary Agreement.

6.15 Employee Bonus Pool. Subject to and following the consummation of the Merger, Acquirer shall set aside an aggregate of $1.5 million (the “Employee Bonus Pool”) to establish an employee bonus program to be offered to certain employees of the Company who become employees of Acquirer following the Closing. Acquirer will determine, in consultation with the Company, the structure of such employee bonus program and the allocation of the Employee Bonus Pool. All bonus payments made pursuant to this Section 6.15 shall be subject to the collection of all applicable federal and state income and employment withholding taxes.

6.16 Employee Terminations. In the event that an employee of the Company who become an employee of Acquirer following the Closing is terminated by Acquirer without cause on or prior to the first anniversary of the Closing Date, then Acquirer’s chief executive officer and the Company’s chief executive officer will use reasonable efforts to mutually agree upon a suitable severance package for such terminated employee.

6.17 Director and Officer Liability. Acquirer shall, or shall cause its subsidiaries to, honor all rights to indemnification existing on the date hereof in favor of the officers and directors of the Company, as provided in the Company Charter Documents or under any indemnification agreement between such persons and the Company (in each case, as in effect on the date hereof) following the Effective Time for a period equal to the statute of limitations for any such claims against such officers and directors, and the obligations related thereto will be assumed by Acquirer for such period.

6.18 Delivery of Certain Materials Prior to Closing. The Company shall deliver, within ten days prior to Closing, a statement of aging of the Company’s and the Subsidiaries’ accounts receivable as of the date of such delivery organized by customer, that is true, correct and complete in all material respects, and which indicates the amounts of allowances for doubtful accounts and warranty returns and the amounts of accounts receivable which are subject to asserted warranty claims. Within ten days prior to the Closing, the Company shall deliver to Acquirer the most recently prepared balance sheet of the Company prior to such date prepared in accordance with past practices of the Company which shall indicate the reserves of the Company as of the date of such balance sheet with respect to inventory, accounts receivable and other matters.

ARTICLE 7

CLOSING MATTERS

7.1 The Closing. Subject to termination of this Agreement pursuant to Article 10, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Delaware Secretary of State in accordance with the Delaware Law as soon as practicable on or after the Closing Date. The closing of the Merger (the “Closing”) shall take place at the offices of Fenwick & West LLP, 801 California Street, Mountain View, California, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Articles 8 and 9, or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”).

7.2 Exchange.

7.2.1 At the Effective Time, all outstanding shares of Company Stock (other than Dissenting Shares for which appraisal rights or, if applicable, dissenters’ rights have been or shall be perfected in accordance with the Delaware Law or, if applicable, the California Law), shall, by virtue of the Merger and without further action, cease to exist, and each such share shall be converted into and represent the right to receive from Acquirer the Closing Consideration Per Share to which such holder is entitled pursuant to Section 2.2.2, subject to the provisions of Section 2.2.3 (regarding rights of holders of Dissenting Shares), Section 2.2.4 (regarding cancellation of Company-owned stock), Section 2.2.5 (regarding the elimination of fractional shares of Acquirer Common Stock), Section 2.2.6 (regarding the continuation of vesting and repurchase rights), Section 2.3 (regarding adjustments for Capital Changes) and Section 2.5 (regarding the withholding of the Escrow Fund).

7.2.2 Acquirer shall make available to EquiServe Trust Company, N.A. (the “Exchange Agent”) certificates representing shares of Acquirer Common Stock and the Cash Consideration to be delivered in exchange for outstanding shares of Company Stock pursuant to Section 2.2.2. As soon as practicable after the Effective Time (and in any event no later than five (5) business days after the Effective Time), the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Stock (the “Company Certificates”) and which shares were converted into and represent the right to receive the Closing Consideration Per Share for each such share pursuant to Section 2.2.2 the following: (a) a letter of transmittal in customary form, which shall be subject to the approval of the Company, which shall not be unreasonably withheld (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent and shall be in such form and have such other provisions as Acquirer may reasonably specify); and (b) instructions for use in effecting the surrender of the Company Certificates in exchange for certificates representing shares of Acquirer Common Stock, cash consideration and cash in lieu of fractional shares. Upon surrender of a Company Certificate for cancellation or upon delivery of an affidavit of lost certificate and an indemnity in form and substance reasonably satisfactory to Acquirer (the “Affidavit”) to the Exchange Agent or to such other agent or agents as may be appointed by Acquirer, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, Acquirer or its transfer agent shall issue to each tendering holder of a Company Certificate or an Affidavit (each, a “Tendering Holder”) (a) certificates for the number of shares of Acquirer Common Stock to which such Tendering Holder is entitled pursuant to Section 2.2.2, subject to the provisions of Section 2.2.4 (regarding cancellation of Company-owned stock), Section 2.2.5 (regarding the elimination of fractional shares of Acquirer Common Stock), Section 2.2.6 (regarding the continuation of vesting and repurchase rights) and Section 2.6 (regarding the withholding of the Escrow Fund), (b) the Cash Amount per share of Company Stock to which such Tendering Holder is entitled pursuant to Section 2.2.2, subject to the provisions of Section 2.2.4 (regarding cancellation of Company-owned stock), Section 2.2.5 (regarding the elimination of fractional shares of Acquirer Common Stock), Section 2.2.6 (regarding the continuation of vesting and repurchase rights) and Section 2.6 (regarding the withholding of the Escrow Fund), and (c) cash in lieu of fractional shares of Acquirer Common Stock, if any.

7.2.3 No dividends or distributions payable to holders of record of shares of Acquirer Common Stock after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate unless and until the holder of such unsurrendered Company Certificate surrenders such Company Certificate or an Affidavit to the Exchange Agent as provided above. Subject to the effect, if any, of applicable escheat and other laws, following surrender of any Company Certificate or Affidavit, there shall be delivered to the person entitled thereto, without interest, the amount of any dividends and distributions theretofore paid with respect to shares of Acquirer Common Stock so withheld as of any date subsequent to the Effective Time and prior to such date of delivery.

7.2.4 After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company or its transfer agent of any shares of the Company’s capital stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Company Certificates or Affidavits are presented for any reason, they shall be cancelled and exchanged as provided in this Section 7.2.

7.2.5 Until Company Certificates or an Affidavit representing shares of Company Stock that are outstanding immediately prior to the Effective Time are surrendered pursuant to Section 7.2.2, such Company Certificates shall be deemed, for all purposes, to evidence ownership of the number of shares of Acquirer Common Stock, and the right to receive the Cash Amount per share, into which such shares of Company Stock shall have been converted pursuant to Section 2.2.2, subject to the provisions of Section 2.2.4 (regarding cancellation of Company-owned stock), Section 2.2.5 (regarding the elimination of fractional shares of Acquirer Common Stock), Section 2.2.6 (regarding the continuation of vesting and repurchase rights) and Section 2.5 (regarding the withholding of the Escrow Fund).

7.3 Dissenting Shares. If, in connection with the Merger, holders of Company Stock are entitled to appraisal rights pursuant to the Delaware Law or, if applicable, dissenters’ rights pursuant to Section 1300 et seq. of the California Law, any shares of Company Stock held by Company Stockholders who exercise and perfect such appraisal rights or, if applicable, dissenters’ rights (“Dissenting Shares”) shall not be converted into and represent a right to receive shares of Acquirer Common Stock and cash consideration as provided in Section 2.2.2, but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the Delaware Law or, if applicable, the California Law. The Company shall give Acquirer prompt notice (and in no event more than two (2) business days) of any demand received by the Company for appraisal of Company Stock or notice of exercise of a Company Stockholder’s dissenters’ rights, and Acquirer shall have the right to control all negotiations and proceedings with respect to any such demand. The Company agrees that, except with Acquirer’s prior written consent, it shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal or exercise of dissenters’ rights. In the event that any Company Stockholder fails to make an effective demand for payment or fails to perfect his appraisal rights or dissenters’ rights or otherwise loses his status as a holder of Dissenting Shares, Acquirer shall, as of the later of the Effective Time or ten (10) business days from the occurrence of such event, issue and deliver, upon surrender by such Company Stockholder of its Company Certificate or Certificates, the shares of Acquirer Common Stock, and the Cash Amount per share of Company Stock to which such Certificate or Certificates relate, which such Company Stockholder would have been entitled under Section 2.2.2, subject to the provisions of Section 2.2.4 (regarding cancellation of Company-owned stock), Section 2.2.5 (regarding the elimination of fractional shares of Acquirer Common Stock), Section 2.2.6 (regarding the continuation of vesting and repurchase rights) and Section 2.5 (regarding the withholding of the Escrow Fund).

ARTICLE 8

CONDITIONS TO OBLIGATIONS OF THE COMPANY

The Company’s obligations hereunder are subject to the fulfillment or satisfaction, on and as of the Closing, of each of the following conditions (any one or more of which may be waived by the Company, but only in a writing signed by the Company):

8.1 Accuracy of Representations and Warranties. The representations and warranties of Acquirer and Merger Sub set forth in Article 4, disregarding all qualifications contained therein relating to materiality or a Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the Closing Date with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that, by their terms, speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct on and as of such specified date or dates), except where the failure of such representations or warranties to be true or correct would not have, individually or in the aggregate, a Material Adverse Effect on the Acquirer. At the Closing the Company shall have received a certificate to such effect executed by an officer of Acquirer.

8.2 Covenants. Acquirer shall have performed and complied in all material respects with all of its covenants contained herein on or before the Closing (to the extent that such covenants require performance by Acquirer on or before the Closing), and at the Closing the Company shall have received a certificate to such effect executed by an officer of Acquirer.

8.3 Compliance with Law; No Legal Restraints; No Litigation. There shall not be issued, enacted or adopted, or threatened in writing by any Governmental Authority, any order, decree, temporary, preliminary or permanent injunction, legislative enactment, statute, regulation, action or proceeding, or any judgment or ruling by any Governmental Authority that prohibits or renders illegal or imposes limitations on the Merger or any other material transaction contemplated by this Agreement, any Acquirer Ancillary Agreement or any Merger Sub Ancillary Agreement. No litigation or proceeding commenced by a Governmental Authority shall be overtly threatened or pending for the purpose or with the probable effect of enjoining or preventing the consummation of the Merger or any of the other material transactions contemplated by this Agreement.

8.4 Company Stockholder Approvals. This Agreement and the Merger shall have been duly and validly approved and adopted, as required by Applicable Law and the Company’s Certificate of Incorporation and Bylaws, each as currently in effect, by the valid and affirmative vote or written consent of at least (a) a majority of the outstanding shares of Company Common Stock, (b) a majority of the outstanding shares of Company Preferred Stock, voting as a separate class, and (c) a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class.

8.5 Government Consents. There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken all such other actions by any Governmental Authority having jurisdiction over the parties and the actions herein proposed to be taken, as may be required to lawfully consummate the Merger, including requirements under applicable federal and state securities laws. Without limiting the generality of the foregoing, (i) all applicable waiting periods under the HSR Act shall have expired or been terminated, and (ii) either (A) the Permit shall have been issued by the California Commissioner and no stop order suspending the effectiveness of the Permit or any part thereof shall have been issued and no proceeding for that purpose or other similar proceeding in respect of the Permit shall have been initiated or threatened by the Department of Corporations of the State of California or (B) the SEC shall have declared the registration statement on Form S-4 effective, and no stop order suspending the effectiveness of the registration statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the proxy statement/prospectus, shall have been initiated or threatened in writing by the SEC.

8.6 Nasdaq Quotation. The Acquirer Common Stock to be issued in connection with the Merger shall be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, prior to the Closing Date.

8.7 Opinion of Acquirer’s Legal Counsel. The Company shall have received from Fenwick & West LLP, legal counsel to Acquirer, an opinion opining to the matters set forth in Exhibit F.

8.8 Tax Opinion of Company’s Legal Counsel. The Company shall have received a written opinion from Wilson Sonsini Goodrich & Rosati P.C., legal counsel to the Company, in form and substance reasonably satisfactory to the Company to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; it being understood that in rendering each such opinion, counsel shall be entitled to rely upon, among other things, reasonable assumptions and written representations of Acquirer and the Company, which such parties agree to provide to counsel.

8.9 No Material Adverse Effect. Since June 30, 2003, there shall not have been any Material Adverse Effect with respect to Acquirer, and the Company shall have received a certificate to such effect executed by a duly authorized officer of Acquirer.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF ACQUIRER AND MERGER SUB

Acquirer’s and Merger Sub’s obligations hereunder are subject to the fulfillment or satisfaction, on and as of the Closing, of each of the following conditions (any one or more of which may be waived by Acquirer and Merger Sub, but only in a writing signed by Acquirer):

9.1 Accuracy of Representations and Warranties. The representations and warranties of the Company set forth in Article 3, disregarding all qualifications contained therein relating to materiality or a Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the Closing Date with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that, by their terms, speak only as of a specific date or dates, in which case such representations and warranties shall be true and correct on and as of such specified date or dates), except where the failure of such representations or warranties to be true or correct would not have, individually or in the aggregate, a Material Adverse Effect on the Company. At the Closing Acquirer shall have received a certificate (the “Closing Certificate”) to such effect executed by the Company’s Chief Executive Officer. The Closing Certificate shall also (i) set forth the total number of shares of Company Common Stock and Company Preferred Stock that are issued and outstanding as of the Closing Date and (ii) attach Schedule 3.4.1 of the Company Disclosure Letter, Schedule 3.4.2(a) of the Company Disclosure Letter and Schedule 3.4.2(b) of the Company Disclosure Letter, each updated as of the Closing Date.

9.2 Covenants. The Company shall have performed and complied in all material respects with all of its covenants contained herein at or before the Closing (to the extent that such covenants require performance by the Company at or before the Closing), and at the Closing Acquirer shall have received a certificate to such effect executed by the Company’s Chief Executive Officer.

9.3 No Material Adverse Effect. Since the Balance Sheet Date, there shall not have been any Material Adverse Effect with respect to the Company and at the Closing Acquirer shall have received a certificate to such effect executed by the Company’s Chief Executive Officer.

9.4 Compliance with Law; No Legal Restraints; No Litigation. There shall not be issued, enacted or adopted, or threatened in writing by any Governmental Authority, any order,

decree, temporary, preliminary or permanent injunction, legislative enactment, statute, regulation, action, proceeding, or any judgment or ruling by any Governmental Authority that prohibits or renders illegal or imposes limitations on the Merger or any other material transaction contemplated by this Agreement or any Company Ancillary Agreement; or seeks any Divestiture. No litigation or proceeding commenced by a Governmental Authority shall be overtly threatened or pending for the purpose or with the probable effect of enjoining or preventing the consummation of any of the transactions contemplated by this Agreement or seeking any Divestiture.

9.5 Company Stockholder Approvals. This Agreement and the Merger shall have been duly and validly approved and adopted, as required by Applicable Law and the Company’s Certificate of Incorporation and Bylaws, each as currently in effect, by the valid and affirmative vote or written consent of at least (a) a majority of the outstanding shares of Company Common Stock, (b) a majority of the outstanding shares of Company Preferred Stock, voting as a separate class, and (c) a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a separate class.

9.6 Government Consents. There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken all such other actions by any Governmental Authority having jurisdiction over the parties and the actions herein proposed to be taken, as may be required to consummate the Merger, including requirements under applicable federal and state securities laws. Without limiting the generality of the foregoing, (i) all applicable waiting periods under the HSR Act shall have expired or been terminated, and (ii) either (A) the Permit shall have been issued by the California Commissioner and no stop order suspending the effectiveness of the Permit or any part thereof shall have been issued and no proceeding for that purpose or other similar proceeding in respect of the Permit shall have been initiated or threatened by the Department of Corporations of the State of California, and all requests for additional information on the part of the Department of Corporations of the State of California shall have been complied with to the reasonable satisfaction of the parties hereto or (B) the SEC shall have declared the registration statement on Form S-4 effective, and no stop order suspending the effectiveness of the registration statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the proxy statement/prospectus shall have been initiated or threatened in writing by the SEC.

9.7 Opinion of Company’s Legal Counsel. Acquirer shall have received from Wilson Sonsini Goodrich & Rosati P.C., legal counsel to the Company, an opinion opining to the matters set forth in Exhibit G.

9.8 Tax Opinion of Acquirer’s Legal Counsel. Acquirer shall have received a written opinion from Fenwick & West LLP, legal counsel to Acquirer, in form and substance reasonably satisfactory to Acquirer to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; it being understood that in rendering each such opinion, counsel shall be entitled to rely upon, among other things, reasonable assumptions and written representations of Acquirer and the Company, which such parties agree to provide to counsel.

9.9 Officer’s Certificate. The Company shall have delivered to Acquirer a certificate dated as of the Closing Date, executed by an officer of the Company and attaching true and correct copies of (a) the Certificate of Incorporation and Bylaws of the Company as in full force and effect on the Closing Date, (b) resolutions of the Board of Directors of the Company, as amended to date, approving and declaring advisable this Agreement, the Company Ancillary Agreements and the transactions contemplated hereby and thereby, and (c) resolutions of Company Stockholders, as amended to date, approving this Agreement, the Company Ancillary Agreements and the transactions contemplated hereby and thereby (the “Officer’s Certificate”).

9.10 Dissenting Shares. The number of Dissenting Shares for which statutory rights of appraisal have not been withdrawn or terminated prior to the Closing shall not exceed 7% of the total number of outstanding shares of Company Stock.

9.11 Consents. Acquirer shall have received duly executed copies of the third-party consents, approvals, assignments, notices, waivers, authorizations or other certificates that are listed in Schedule 9.11 to this Agreement.

9.12 Noncompetition Agreements. Each of the Noncompetition Agreements shall have been executed and delivered by the Noncompeting Stockholders and shall be in full force and effect.

9.13 Employment Matters. Each of the Specified Employees shall be employed by the Company immediately prior to the Effective Time and shall have entered into an Offer Letter or an Amendment and Assumption Agreement, as applicable, which will be in effect as of the Effective Time, and each of such Specified Employees shall have executed and delivered a Confidentiality Agreement, which will be in effect as of the Effective Time, subject to the last sentence of this Section 9.13. At least 75% of the Other Employees shall be employed by the Company immediately prior to the Effective Time and shall have executed and delivered to Acquirer (a) an Offer Letter to continue as an employee of Acquirer after the Effective Time and (b) a Confidentiality Agreement, each of which will be in effect as of the Effective Time, subject to the last sentence of this Section 9.13. Each employee listed on Exhibit D-1 or Exhibit D-2 shall have executed and delivered to Acquirer an Amendment Agreement, each of which will be in effect as of the Effective Time, subject to the last sentence of this Section 9.13. If any Employee specified in this Section 9.13 dies or becomes permanently disabled, all of the conditions specified in this Section 9.13 shall be deemed to have been satisfied with respect to such Employee.

9.14 Section 280G Shareholder Approval. Either (a) any agreements, contracts or arrangements that may result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code shall have been approved by such number of Company Stockholders as is required by the terms of Section 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations or (b) the putative recipients of such payments shall have irrevocably waived such payments..

9.15 Conversion of Company Preferred Stock. All outstanding shares of Company Preferred Stock shall have been converted into shares of Company Common Stock in accordance with the terms of the Company’s Certificate of Incorporation as in effect as of the date of this Agreement.

9.16 Termination of Investor Documents. Each of the Company Voting Agreement, the Company Rights Agreement, the Company ROFR Agreement and the Company Management Rights Agreement shall have been terminated, effective as of the Closing, in accordance with their respective terms, and the parties to the Company Voting Agreement, the Company Rights Agreements, the Company ROFR Agreement and the Company Management Rights Agreement shall have waived all of their respective rights thereunder, effective as of, and contingent upon, the Closing.

9.17 Termination of Encumbrances. Any and all outstanding Encumbrances (other than Permitted Encumbrances) that would have a Material Adverse Effect on the Company shall have been removed, discharged or otherwise terminated and at the Closing Acquirer shall have received a certificate to such effect executed by the Company’s President or Chief Executive Officer.

9.18 Audits; Financial Certificates. Audits of the Company’s (and any predecessor’s) consolidated financial statements for the fiscal years ended January 31, 2002 and January 31, 2003 and any additional information required by SEC regulations (the “Historical Audits”), together with SAS 100 review of the Company’s (and any predecessor’s) consolidated financial statements for the six months ended July 31, 2003 and any periods subsequent thereto through the Closing Date (the “SAS 100 Review”), shall have been completed, and copies of the Historical Audits and the SAS 100 Review shall have been delivered to Acquirer. At the Closing, Acquirer shall have received a certificate executed by the Company’s Chief Executive Officer stating that the Historical Audits and the consolidated financial statements of the Company for the six months ended July 31, 2003 following the SAS 100 Review fairly present, in all material respects, the financial condition and results of operations of the Company for the periods covered by the Historical Audits and the SAS 100 Review.

ARTICLE 10

TERMINATION OF AGREEMENT

10.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Acquirer and the Company.

10.2 Unilateral Termination.

10.2.1 Either Acquirer or the Company, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger.

10.2.2 Either Acquirer or the Company, by giving written notice to the other, may terminate this Agreement if the Merger shall not have been consummated on the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 10.2.2 shall not be available to any party whose failure to perform in any material respect any of its obligations or covenants under this Agreement results in the failure of any condition set forth in Article 8 or Article 9 or if the failure of such condition results from facts or circumstances that constitute a material breach of a representation or warranty or covenant made under this Agreement by such party.

10.2.3 Acquirer, by giving written notice to the Company, may terminate this Agreement upon a breach of any representation, warranty or covenant on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if any such inaccuracy in the Company’s representations and warranties or breach by the Company is curable, then Acquirer may not terminate this Agreement under this Section 10.2.3 for ten (10) business days after delivery of written notice from Acquirer to the Company of such breach (it being understood that Acquirer may not terminate this Agreement pursuant to this Section 10.2.3 if it shall have materially breached this Agreement or if such breach by the Company is cured prior to the end of such period).

10.2.4 The Company, by giving written notice to the Acquirer, may terminate this Agreement upon a breach of any representation, warranty or covenant on the part of Acquirer or Merger Sub set forth in this Agreement, or if any representation or warranty of Acquirer or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if any such inaccuracy in Acquirer’s or Merger Sub’s representations and warranties or breach by Acquirer or Merger Sub is curable, then the Company may not terminate this Agreement under this Section 10.2.4 for ten (10) business days after delivery of written notice from the Company to Acquirer of such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 10.2.4 if it shall have materially breached this Agreement or if such breach by the Acquirer is cured prior to the end of such period).

10.2.5 Either Acquirer or the Company may terminate this Agreement prior to the Effective Time if the average of the closing sale prices per share of Acquirer Common Stock (in U.S. dollars) as quoted on the Nasdaq National Market (or such other exchange or quotation system on which shares of Acquirer Common Stock are then traded or quoted) and reported on www.nasdaq.com over the five (5) consecutive trading days ending with (and including) the business day upon which each of the conditions set forth in Articles 8 and 9 has been duly satisfied or waived is equal to or less than $15.00 (as adjusted for any stock splits, stock dividends, recombinations and the like).

10.2.6 No Liability for Termination. Termination of this Agreement by a party (the “Terminating Party”) in accordance with the provisions of this Article 10 shall terminate all obligations and liabilities on the part of each party and their respective officers, directors, employees, agents, consultants, representatives or stockholders (in their respective capacities as such), if applicable, and this Agreement shall have no further force or effect; provided, however, that nothing herein shall relieve a party from liability for a willful breach of this Agreement. The provisions of this Article 10 and Article 12 shall survive any termination of this Agreement.

ARTICLE 11

SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION

AND REMEDIES, CONTINUING COVENANTS

11.1 Survival. All representations and warranties of the Company contained in this Agreement and the other agreements, certificates and documents contemplated hereby shall remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until that date which is the earlier of (a) the termination of this Agreement in accordance with Article 10 and (b) the one-year anniversary of the Effective Time (the expiration of such representations and warranties, the “Release Date”); provided, however, that expiration shall not affect the rights of any Acquirer Indemnified Person under this Article 11 or otherwise to seek recovery of Damages arising out of any fraud or willful breach by the Company until the expiration of the applicable statute of limitations. All representations and warranties of Acquirer and Merger Sub contained in this Agreement and the other agreements, certificates and documents contemplated hereby shall remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until that date which is the earlier of (a) the termination of this Agreement in accordance with Article 10 and (b) the Closing. All covenants of the parties shall survive according to their respective terms.

11.2 Agreement to Indemnify.

11.2.1 Each Company Stockholder shall severally, and not jointly, based on each Company Stockholder’s Pro Rata Share, indemnify and hold harmless Acquirer and the Surviving Corporation and their respective officers, directors, agents, representatives, stockholders and employees, and each person, if any, who controls or may control Acquirer or the Surviving Corporation within the meaning of the Securities Act or the Exchange Act (each hereinafter referred to individually as an “Acquirer Indemnified Person” and collectively as “Acquirer Indemnified Persons”) from and against (a) any amount paid by the Company pursuant to Section 5.3, and (b) any and all claims, demands, suits, actions, causes of actions, losses, reductions in value, costs, damages, liabilities and expenses, including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs (hereinafter collectively referred to as “Damages”), directly or indirectly incurred, paid or accrued in connection with, resulting from or arising out of (i) any inaccuracy, misrepresentation, breach of, or default in, any of the representations, warranties or covenants given or made by the Company in this Agreement, the Company Disclosure Letter, any Company Ancillary Agreement or any certificate delivered by or on behalf of the Company or an officer of the Company pursuant hereto, (ii) the matter described in the first paragraph of Section 3.6 of the Company Disclosure Letter.

11.2.2 Any claim for indemnification made by an Acquirer Indemnified Person under this Section 11.2 must be raised in a writing delivered to the Representative by no later than the Release Date and, if raised by such date, such claim shall survive the Release Date until final resolution thereof.

11.2.3 Notwithstanding anything to the contrary herein, with respect to any claim for indemnification hereunder related to any representation or warranty contained in Section

3.13, in determining whether there has been any inaccuracy, misrepresentation, breach of, or default in, any of the representations or warranties given or made by the Company in Section 3.13, the words “material,” and “materially,” and the phrases “in all material respects,” and “except as would not have a Material Adverse Effect” shall be ignored and shall have no force or effect.

11.3 Limitations on Indemnification.

11.3.1 Except for fraud or willful misrepresentation, no Company Stockholder shall have any liability to an Acquirer Indemnified Person under this Agreement except to the extent of such Company Stockholder’s Escrow Shares, Escrow Cash and any other assets deposited in escrow pursuant to the terms of Section 2.5 and Article 11. Except for fraud or willful representation, the Escrow Fund shall be the sole remedy and source of compensation for Damages for any Acquirer Indemnified Persons.

11.3.2 The indemnification provided for in Section 11.2 shall not apply unless and until the aggregate Damages for which one or more Acquirer Indemnified Persons seeks or has sought indemnification hereunder exceeds a cumulative aggregate of $250,000 (the “Basket”), in which event the Company Stockholders shall, subject to the other limitations herein, be liable to indemnify the Acquirer Indemnified Persons for all Damages; provided, however, that the Basket shall not apply to (i) any indemnification claim for breach of a covenant or agreement of the Company in this Agreement, (ii) any indemnification claim for fraud or willful misrepresentation on the part of the Company or a Company Stockholder, (iii) any claim based upon a breach of Section 3.4 (Capitalization), (iv) any claim based upon a breach of Section 3.7 (Taxes), (v) any claim based upon a breach of Section 3.8 (Company Financial Statements), (vi) any claim for indemnification related to the matter described in the first paragraph of Section 3.6 of the Company Disclosure Letter, or (vii) any claim with respect to any amount paid by the Company pursuant to Section 5.3.

11.4 Appointment of Representative. By voting in favor of the Merger, each Company Stockholder approves the designation of and designates that individual who is proposed for such position as set forth in the Information Statement (the “Representative”) as the Representative of the Company Stockholders and as the attorney-in-fact and agent for and on behalf of each Company Stockholder with respect to claims for indemnification under this Article 11 and the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by the Representative under this Agreement, including the exercise of the power to: (a) authorize the release or delivery to Acquirer of the Escrow Fund in satisfaction of indemnification claims by Acquirer or any other Acquirer Indemnified Person pursuant to this Article 11; (b) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, any claim for indemnification under this Article 11; (c) litigate, resolve, settle or compromise any claim for indemnification made pursuant to this Article 11; and (d) take all actions necessary in the judgment of the Representative for the accomplishment of the foregoing. The Representative shall have authority and power to act on behalf of each Company Stockholder with respect to the disposition, settlement or other handling of all claims under this Article 11 and all rights or obligations arising under this Article 11. The Company Stockholders shall be bound by all actions taken and documents executed by the Representative in connection with this Article 11, and Acquirer shall be entitled to rely on any action or decision of the Representative. In performing the functions specified in this Agreement, the Representative shall not be liable to any Company Stockholder in the absence of gross negligence or willful misconduct on the part of the Representative. Each Company Stockholder shall severally, and not jointly, pro rata in proportion to each Company Stockholder’s Pro Rata Share, indemnify and hold harmless the Representative from and against any loss, liability or expense incurred without gross negligence or willful misconduct on the part of the Representative and arising out of or in connection with the acceptance or administration of his duties hereunder. Any out-of-pocket costs and expenses reasonably incurred by the Representative in connection with actions taken by the Representative pursuant to the terms of this Article 11 (including the hiring of legal counsel and the incurring of legal fees and costs) shall be paid directly by the Company Stockholders to the Representative based on each Company Stockholder’s Pro Rata Share; such amounts may be paid from the Escrow Fund after all of Acquirer’s pending claims at the Release Date have been satisfied, and to the extent that there is not a sufficient amount of the Escrow Fund at such time to discharge such costs and expenses, such unpaid amount may be paid to the Representative, upon the Representative’s request, from the Earnout Amount, if any, and the Earnout Amount shall be accordingly reduced by such payment to the Representative.

11.5 Notice of Claim. As used herein, the term “Claim” means a claim for indemnification of Acquirer or any other Acquirer Indemnified Person for Damages under this Article 11. Acquirer may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Acquirer Indemnified Person, and Acquirer shall give written notice of a Claim executed by an officer of Acquirer (a “Notice of Claim”) to the Representative after Acquirer becomes aware of the existence of any potential claim by an Acquirer Indemnified Person for indemnification from the Company Stockholders under this Article 11, but in any event before the Release Date, arising from or relating to:

(a) Any item specified in Section 11.2; or

(b) the assertion, whether orally or in writing, against Acquirer or any other Acquirer Indemnified Person of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against Acquirer or such other Acquirer Indemnified Person (in each such case, a “Third-Party Claim”) that is based on, arises out of or relates to any item specified in Section 11.2.

Until the Release Date, no delay on the part of Acquirer in giving the Representative a Notice of Claim shall relieve the Representative or any Company Stockholder from any of its obligations under this Article 11 unless (and then only to the extent that) the Representative or the Company Stockholders are materially prejudiced thereby.

11.6 Defense of Third-Party Claims.

11.6.1 Acquirer shall defend any Third-Party Claim, and the costs and expenses incurred by Acquirer in connection with such defense (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Damages for which Acquirer may seek indemnification pursuant to a Claim made by any Acquirer Indemnified Person hereunder.

11.6.2 The Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim and may participate in settlement negotiations with respect to the Third-Party Claim, provided however to the extent that receipt of such documents by the Representative would affect any privilege of the Acquirer Indemnified Person with respect to such documents, the Acquirer Indemnified Person and the Representative shall enter into a joint defense agreement, upon terms consistent with the terms of this Agreement, with respect to such Third-Party Claim. No Acquirer Indemnified Person shall enter into any settlement of a Third-Party Claim without the prior written consent of the Representative (which consent shall not be unreasonably withheld); provided, however, that if the Representative shall have consented in writing to any such settlement, then the Representative shall have been deemed to accept the related Claim by any Acquirer Indemnified Person for indemnification under Section 11.2 with respect to the amount of such settlement and all other Damages related to such Third-Party Claim.

11.7 Contents of Notice of Claim. Each Notice of Claim by Acquirer given pursuant to Section 11.5 shall contain the following information:

(a) that Acquirer or another Acquirer Indemnified Person has incurred, paid or properly accrued (in accordance with GAAP) or reasonably believes it shall have to incur, pay or accrue (in accordance with GAAP), Damages in an aggregate stated amount arising from such Claim (which amount may be the amount of damages claimed by a third party in an action brought against any Acquirer Indemnified Person based on alleged facts, which if true, would give rise to liability for Damages to such Acquirer Indemnified Person under this Article 11); and

(b) a description in reasonable detail (to the extent reasonably available to Acquirer) of the facts, circumstances or events giving rise to the alleged Damages based on Acquirer’s reasonable belief thereof, including the identity and address of any third-party claimant (to the extent reasonably available to Acquirer) and copies of any formal demand or complaint, the amount of Damages, the date each such item was incurred, paid or properly accrued, or the basis for such anticipated liability, and the specific nature of the breach to which such item is related.

11.8 Resolution of Notice of Claim. Each Notice of Claim given by Acquirer shall be resolved as follows:

(a) Uncontested Claims. If, within thirty (30) business days after a Notice of Claim is received by the Representative, the Representative does not contest such Notice of Claim in writing to Acquirer as provided in Section 11.8(b), the Representative shall be conclusively deemed to have consented, on behalf of all Company Stockholders, to the recovery by the Acquirer Indemnified Person of the full amount of Damages specified in the Notice of Claim in accordance with this Article 11, including the forfeiture of Escrow Shares (valued for such purpose at the average of the closing prices per share of the Acquirer Common Stock on the Nasdaq National Market for the five (5) consecutive trading days prior to the date of forfeiture) and Escrow Cash, and, without further notice, to have stipulated to the entry of a final judgment for damages against the Company Stockholders for such amount in any court having jurisdiction over the matter where venue is proper.

(b) Contested Claims. If the Representative gives Acquirer written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the 30 day period specified in Section 11.8(a), then Acquirer shall have 30 days after its receipt of such written notice to respond in a written statement to the objection of the Representative. If after such 30-day period the Contested Claim remains unresolved, the Representative and Acquirer shall attempt in good faith for 30 days thereafter to agree upon the rights of the respective parties with respect to the Contested Claim. If no such agreement can be reached after good faith negotiation, but in any event upon the expiration of such 30 day period, either Acquirer or the Representative may bring suit in the courts of the State of California and the Federal courts of the United States of America located within the County of Santa Clara in the State of California to resolve the matter. For purposes of this Section 11.8(b), Acquirer shall be deemed to be the non-prevailing party unless the trial court awards Acquirer more than one-half of the amount in dispute; otherwise, the Company Stockholders shall be deemed to be the non-prevailing party. The non-prevailing party to a suit shall pay its own expenses and the expenses, including attorneys’ fees and costs, reasonably incurred by the other party to the suit.

11.9 Distribution of Escrow Fund. Within ten business days after the Release Date, Acquirer shall deliver to the Company Stockholders according to their Pro Rata Share the portion of the Escrow Shares and Escrow Cash that is in excess of the amount of the Escrow Shares and Escrow Cash necessary to satisfy any unsatisfied or disputed claims for Damages specified in any Notice of Claim delivered to the Representative before the Release Date. As soon as all such claims have been resolved in accordance with this Agreement, Acquirer shall deliver, first to the Representative, all un-recovered fees and expenses and second, to the Company Stockholders all remaining portions of the Escrow Fund not required to satisfy such claims.

ARTICLE 12

MISCELLANEOUS

12.1 Governing Law; Waiver of Jury Trial. The internal laws of the State of California, irrespective of its choice of law principles, shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto; provided, however, that issues involving the consummation and effects of the Merger shall be governed by the laws of the State of Delaware. All disputes arising out of this Agreement or the obligations of the parties hereunder, including disputes that may arise following termination of this Agreement, shall be subject to the exclusive jurisdiction and venue of the California State courts of Santa Clara County, California (or, if there is federal jurisdiction, then the exclusive jurisdiction of the United States District Court for the Northern District of California with venue in the division thereof in which Santa Clara County is located). EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO THE PERSONAL AND EXCLUSIVE JURISDICTION AND VENUE OF SAID COURTS AND WAIVES TRIAL BY JURY AND ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT SUCH ACTION OR PROCEEDING WAS BROUGHT IN AN INCONVENIENT COURT AND AGREES NOT TO PLEAD OR CLAIM THE SAME.

12.2 Assignment; Binding Upon Successors and Assigns. No party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto; provided, however, that Acquirer may assign this Agreement and the rights and obligation hereunder without consent in connection with any merger or sale of the portion of its business to which this Agreement relates. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this provision shall be void.

12.3 Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to use their reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

12.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.

12.5 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

12.6 Amendment and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto as provided in this Section 12.6 at any time before or after approval of this Agreement by the Company Stockholders, but, after such approval, no amendment shall be made which by Applicable Law requires the further approval of the Company Stockholders without obtaining such further approval. At any time prior to the Effective Time, each of Company and Acquirer, by action taken by its Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to it contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for its benefit contained herein. No such waiver or extension shall be effective unless signed in writing by the party against whom such waiver or extension is asserted. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

12.7 Expenses. Whether or not the Merger is consummated, each party shall bear its respective legal, auditors’, investment bankers’, purchaser representatives’ and financial advisors’ fees and other expenses incurred with respect to this Agreement, the Merger and the transactions contemplated hereby.

12.8 Attorneys’ Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys’ fees to be fixed by the court (including costs, expenses and fees on any appeal). The prevailing party shall be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

12.9 Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service next day delivery. Such notices and other communications shall be effective upon receipt if hand delivered or sent by facsimile, five (5) days after mailing if sent by mail, and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 12.9:

If to Acquirer or Merger Sub:

NetScreen Technologies, Inc.

805 11th Avenue, Building 3

Sunnyvale, CA 94089

Attention: Vice President, Legal Affairs

Fax Number: (408) 543-6760

with a copy to:

Fenwick & West LLP

275 Battery Street, Suite 1500

San Francisco, CA 94105

Attention: Douglas N. Cogen

  Lynda M. Twomey

Fax Number: 415-875-2300

If to the Company:

Neoteris, Inc.

940 Stewart Drive

Sunnyvale, CA 94085

Attention: President

Fax Number: (408) 962-8201

with a copy to:

Wilson Sonsini Goodrich & Rosati P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention: Larry W. Sonsini

Fax Number: 650-493-6811

If to the Representative, at the address notified to the other parties by the Representative.

with a copy to:

Wilson Sonsini Goodrich & Rosati P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention: Larry W. Sonsini

Fax Number: 650-493-6811

12.10 Interpretation; Rules of Construction. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, such reference shall be to an Article of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

12.11 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 12.11.

12.12 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

12.13 Third Party Beneficiary Rights. Except for Section 6.17, no provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, affiliate, stockholder, partner or any party hereto or any other person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement.

12.14 Public Announcement. Upon execution of this Agreement, Acquirer and the Company shall issue a press release approved by both parties announcing the Merger. Thereafter, Acquirer may issue such press releases, and make such other disclosures regarding the Merger, as it determines are required under applicable securities laws or regulatory rules or are otherwise appropriate. The Company shall not issue any press release or make any other public statement regarding the Merger without Acquirer’s prior written consent. Prior to the publication of such initial and mutually agreed press release, neither party shall make any public announcement relating to this Agreement or the transactions contemplated hereby (except as may be required by law) and the Company shall use its reasonable efforts to prevent any trading in shares of Acquirer Common Stock by its officers, directors, employees, stockholders and agents.

12.15 Confidentiality. The Company and Acquirer each confirm that they have entered into the Nondisclosure Agreement and that they are each bound by, and shall abide by, the provisions of such Nondisclosure Agreement; provided, however, that Acquirer shall not be bound by such Nondisclosure Agreement after the Closing. If this Agreement is terminated, the Nondisclosure Agreement shall remain in full force and effect, and all copies of documents containing confidential information of a disclosing party shall be returned by the receiving party to the disclosing party or be destroyed, as provided in the Nondisclosure Agreement.

12.16 Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Company Ancillary Agreements, the Acquirer Ancillary Agreements and the Merger Sub Ancillary Agreements constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the Nondisclosure Agreement. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the date first above written.

NETSCREEN TECHNOLOGIES, INC.		NEOTERIS, INC.

By:	/s/ Robert D. Thomas	By:	/s/ Krishna Kolluri

Name:	Robert D. Thomas	Name:	Krishna Kolluri

Title:	President & Chief Executive Officer	Title:	President & Chief Executive Officer

NEON ACQUISITION CORP.

By:	/s/ Robert D. Thomas

Name:	Robert D. Thomas

Title:	President & Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

LIST OF SCHEDULES*

Schedule 2.6	Earnout Schedule

Schedule 9.11	Closing Consents

LIST OF EXHIBITS*

Exhibit A-1	List of Signatories to Voting Agreement

Exhibit A-2	Form of Voting Agreement

Exhibit B-1	List of Specified Employees

Exhibit B-2	Form of Offer Letter

Exhibit B-3	Form of Confidentiality Agreement

Exhibit C-1	List of Noncompeting Stockholders

Exhibit C-2	Form of Noncompetition Agreement

Exhibit D-1	List of Signatories to Amendment and Assumption Agreement

Exhibit D-2	List of Signatories to Vesting Waiver Agreement

Exhibit D-3	Form of Amendment and Assumption Agreement

Exhibit D-4	Form of Vesting Waiver Agreement

Exhibit D-5	Form of Vesting Waiver Agreement

Exhibit E	List of Other Employees

Exhibit F	Matters to be Covered in the Opinion of Fenwick & West LLP

Exhibit G	Matters to be Covered in the Opinion of Wilson Sonsini Goodrich & Rosati P.C.

*	Certain schedules have been omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.